CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	9,200,000	$25.00	230,000,000	$16,399

(1)	The securities registered herein are offered pursuant to an automatic shelf registration statement. Includes shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares to cover overallotments, if any.

(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

As filed pursuant to Rule 424(b)(2)
with the Securities and Exchange Commission
Registration No. 333-169325

PROSPECTUS SUPPLEMENT

(To prospectus dated September 13, 2010)

8,000,000 Shares

Common Stock

We are selling 8,000,000 shares of our common stock.

Our shares trade on the New York Stock Exchange under the symbol “INT”. On September 15, 2010, the last sale price of the shares as reported on the New York Stock Exchange was $25.63 per share.

Investing in our common stock involves risks that are described in “Risk Factors” beginning on page S-10 of this prospectus supplement.

	Per Share	Total
Public offering price	$25.000	$200,000,000
Underwriting discount	$1.125	$9,000,000
Proceeds, before expenses, to the Company	$23.875	$191,000,000

The underwriters may also purchase up to an additional 1,200,000 shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about September 21, 2010.

BofA Merrill Lynch	Credit Suisse	J.P. Morgan

HSBC	Wells Fargo Securities	RBS

TD Securities	BB&T Capital Markets	Stephens Inc.

The date of this prospectus supplement is September 15, 2010.

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

In this prospectus supplement, unless the context otherwise requires, the terms “World Fuel,” “we,” “our,” “our company,” “the Company” and “us” refer to World Fuel Services Corporation, a Florida corporation, whose shares of common stock are publicly traded on the New York Stock Exchange under the symbol “INT,” and its subsidiaries.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters. The second part, the accompanying prospectus, gives more general information about us and our common stock. Generally, when we refer to “this prospectus,” we are referring to both parts of this document combined. To the extent information in this prospectus supplement conflicts with information in the accompanying prospectus, you should rely on the information in this prospectus supplement.

Terms used but not defined in this prospectus supplement shall have the meanings ascribed to them in the accompanying prospectus.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of the common stock in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It may not contain all the information that is important to you. You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein in their entirety before making an investment decision.

Our Company

We are a leading global fuel logistics company, principally engaged in the marketing, sale and distribution of marine, aviation and land fuel products and related services on a worldwide basis. We compete by providing our customers value-added benefits, including single-supplier convenience, competitive pricing, the availability of trade credit, price risk management, logistical support, fuel quality control and fuel procurement outsourcing. We have three reportable operating business segments: marine, aviation and land. We primarily contract with third parties for the delivery and storage of fuel products and in some cases own storage and transportation assets for strategic purposes. In our marine segment, we offer fuel and related services to a broad base of marine customers, including international container and tanker fleets, commercial cruise lines and time-charter operators, as well as to the U.S. and foreign governments. In our aviation segment, we offer fuel and related services to major commercial airlines, second and third-tier airlines, cargo carriers, regional and low cost carriers, corporate fleets, fractional operators, private aircraft, military fleets and to the U.S. and foreign governments, and we also offer a private label charge card used to purchase aviation fuel and related services. In our land segment, we offer fuel and related services to petroleum distributors operating in the land transportation market, retail petroleum operators, and industrial, commercial and government customers.

Marine Fuel Solutions

We market fuel and related services to a broad base of marine customers, including international container and tanker fleets, commercial cruise lines and time-charter operators, as well as to the U.S. and foreign governments. Through our extensive network of offices, we provide our customers with real-time global market intelligence and rapid access to quality and competitively priced marine fuel 24 hours a day, every day of the year. Our marine fuel related services include management services for the procurement of fuel, cost control through the use of price hedging instruments, quality control and claims management. Our customers require cost effective and professional fuel services, since fuel is a major component of a vessel’s operating costs.

We primarily act as a reseller, where we take delivery for fuel purchased at the same place and time as the fuel is sold, mark it up and contemporaneously resell the fuel to our customer. In connection with our activities as a reseller, we maintain inventory in certain locations for strategic reasons in storage facilities that we own or lease, which is generally hedged in an effort to protect us against price risk. We also act as a broker where we are paid a commission for negotiating the transaction by arranging the fuel purchase contract between the supplier and the end user and expediting the arrangements for the delivery of fuel. In 2009, less than 20% of our marine business was transacted on a brokered basis. In addition, we enter into derivative contracts in order to mitigate the risk of market price fluctuations and to offer our customers fuel pricing alternatives to meet their needs.

The majority of our marine segment activity consists of spot sales, which are sales that do not involve continuing contractual obligations by our customers to purchase fuel from us. Our cost of fuel is generally tied to spot pricing or market-based formulas or is government controlled, and our suppliers typically extend unsecured trade credit to us.

We also contract with third parties to provide various services to our customers, including fueling of vessels in port and at sea, and transportation of fuel and fuel products.

During each of 2007, 2008, 2009 and the first half of 2010, none of our marine customers accounted for more than 10% of total consolidated revenue. Our marine segment income from operations was $97.6 million and $44.0 million for 2009 and the first six months of 2010, respectively.

Aviation Fuel Solutions

We market fuel and related services to major commercial airlines, second and third-tier airlines, cargo carriers, regional and low-cost carriers, corporate fleets, fractional operators, private aircraft, military fleets and to the U.S. and foreign governments. Our aviation-related services include fuel management, price risk management, arranging ground handling, providing 24/7 global dispatch services and arranging and providing international trip planning, including flight plans, weather reports and overflight permits. In addition, we offer a private label charge card to customers in the general aviation industry. We have developed an extensive network of third-party suppliers and service providers that enables us to provide aviation fuel and related services throughout the world. We believe the breadth of our service offering combined with our global supplier network is a strategic differentiator that allows customers to secure fuel and high-quality services in any location worldwide on short notice.

We purchase our aviation fuel from suppliers worldwide and then it is typically delivered into our customers’ aircraft or designated storage directly from our suppliers pursuant to arrangements with them or from our fuel inventory pursuant to contracts with various third parties. Inventory is purchased at airport locations or shipped via pipelines and held at multiple locations for strategic reasons. We typically hedge inventory in pipelines in an effort to protect us against price risk. We also engage in both contract sales, which are sales made pursuant to fuel purchase contracts with customers who commit to purchasing fuel from us over the contract term, and spot sales. Our cost of fuel is generally tied to market-based formulas or is government controlled and our suppliers typically extend unsecured trade credit to us. We may prepay our fuel purchases when limited by the amount of credit extended to us by suppliers or as required to transact business in certain countries. We also enter into derivative contracts in order to mitigate the risk of market price fluctuations and to offer our customers fuel pricing alternatives to meet their needs.

During each of 2007, 2008, 2009 and the first half of 2010, none of our aviation customers accounted for more than 10% of total consolidated revenue. Our aviation segment income from operations was $75.5 million and $55.4 million for 2009 and the first six months of 2010, respectively.

Land Fuel Solutions

We market fuel and related services to petroleum distributors operating in the land transportation market, retail petroleum operators and industrial, commercial and government customers and operate a small number of retail gasoline stations. Our land-related services include management services for the procurement of fuel and price risk management. We provide land fuel and related services throughout most of the United States as well as parts of Brazil and the United Kingdom.

We primarily act as a reseller, where we purchase fuel from a supplier, mark it up and contemporaneously resell it to our customers through spot sales and contract sales. Fuel is delivered to our customers directly or at designated tanker truck loading terminals commonly referred to as “racks”, which are owned and operated by our suppliers or other third-parties, or directly to customer locations through third party carriers. Our cost of fuel is generally tied to market-based formulas, and our suppliers typically extend unsecured trade credit to us. We also enter into derivative contracts to offer our customers fuel pricing alternatives to meet their needs.

During each of 2007, 2008, 2009 and the first half of 2010, none of our land customers accounted for more than 10% of total consolidated revenue. Our land segment income from operations was $10.8 million and $4.1 million for 2009 and the first six months of 2010, respectively.

Our Strengths

We believe that we are distinguished by the following key competitive strengths:

Leading global energy logistics provider with a long track record of earnings growth

We are a global leader in the marketing, sale and distribution of aviation, marine and land fuel products and related logistics and other services, serving more than 8,500 customers throughout the world. We believe that our global scale and comprehensive understanding of the markets in which we operate, combined with significant value-added services provided to our customers, such as single supplier convenience, competitive prices, trade credit, logistical support, fuel quality control and fuel procurement outsourcing, significantly differentiate us from our competition. Our comprehensive fuel price risk management solutions are also a competitive differentiator. Our global team of approximately 1,300 professionals and other support staff provides our customers with local market knowledge and an extensive network of relationships. We believe the breadth of our global customer and supplier base provides us with a superior understanding of the world’s fuel markets, thereby strengthening our position as a trusted partner to our customers and a stable counterparty for more than 2,000 fuel and third-party logistics suppliers worldwide. We believe that these attributes have contributed to a compound annual growth rate of net income since 2002 of 35.2%.

Asset-light business model

We operate using an asset-light business model that relies upon our extensive industry knowledge and strong third-party relationships to arrange for fuel distribution to our customers using our global network of asset-based suppliers. Our business model minimizes the need for us to invest in physical assets, and for holding and transporting fuel. Where we do maintain fuel inventory (principally jet fuel in the United States and marine fuel in the United Kingdom), we hedge any associated risk with derivative instruments. We believe that our operating model contributed to an attractive return on equity of 17.5% in 2009 and is highly scalable to accommodate future growth.

While we maintain an asset-light business model, we have also invested in limited strategic assets, which we believe provide us with a competitive advantage in certain niche markets. At June 30, 2010, our fixed assets represented less than 3% of our total consolidated assets.

Diversification via segments, geography and limited customer concentration

Our business is diversified across transportation modes and geography, with limited customer concentration. On a pro forma basis after giving effect to the acquisition of certain assets of Lakeside Oil Company, Inc., which we refer to as the Lakeside business and the recently announced agreement to purchase Western Petroleum Company, which we refer to as Western, our marine, aviation and land fuel services revenue would have accounted for approximately 45%, 31% and 24% of our total consolidated revenue for 2009, respectively. None of our customers accounted for more than 10% of our total consolidated revenue in 2009. In addition, for 2009, approximately 45% of our total consolidated revenue was generated in the United States, approximately 29% was generated in Singapore, approximately 14% was generated in the United Kingdom and approximately 12% was generated in other foreign countries.

Our business mix continues to evolve. Our growth in government activity has further diversified revenues in our aviation segment, and, with the recent acquisition of the Lakeside business and the anticipated acquisition of Western, we will add scale and expanded service and product offerings to our land fuel segment.

Demonstrated ability to successfully operate during periods of volatile fuel prices and global economic instability

We have a successful track record of operating profitability, including during periods of challenging economic conditions and significant fuel price volatility. We believe that during periods of economic weakness or financial instability, suppliers and customers view us as a counterparty of choice given our financial strength and market expertise. Our strategic focus on the credit quality of our customers, together with our strategy of requiring credit protection from certain customers, has enabled us to minimize credit losses despite weak macro-economic market conditions. For example, in 2008 we experienced a global economic recession and a 39% increase in average crude oil prices as compared to 2007, while our net income increased by 62% as compared to 2007. Additionally, in 2009, the global economic recession continued while average crude oil prices declined 38% as compared to 2008, while our net income increased by 12% in 2009 as compared to 2008.

Conservative financial approach and extensive risk management expertise

We maintain a conservative financial profile with approximately $1 billion of liquidity, including approximately $720 million of available liquidity under our recently amended and restated senior credit facility as described below under “Recent Developments”. We believe that our significant liquidity position demonstrates our financial strength and enables us to continue our strategic growth initiatives, while ensuring ample working capital availability, even during periods of significant economic and fuel price volatility.

Risk management is a core competency of our business. Our experienced global risk management team consisting of 75 risk management professionals closely manages our global receivables portfolio on a local basis in the markets we serve worldwide. Our prudent risk management practices have resulted in strong long-term performance with a long-term average bad debt expense of less than 0.05% of total consolidated revenue.

Experienced management team

We are led by Paul H. Stebbins, our Chairman and Chief Executive Officer, and Michael J. Kasbar, our President and Chief Operating Officer, who co-founded our marine fuel services business in 1985 while at Trans-Tec Services, Inc. Each has more than 25 years of experience in the fuel services industry. Our broader management team has extensive experience in the fuel logistics and services industry as well as a broad range of other industries. While the management team has demonstrated long-term success in driving organic growth initiatives, they have also demonstrated success in identifying investment opportunities that present a strategic, financial and cultural fit with our business, structuring acquisitions and successfully integrating acquired businesses. In addition, a core element of our acquisition strategy involves the retention of the management teams of our acquired businesses, further adding experience and depth to our global team.

Our Strategy

Organic volume growth

We believe our deep market knowledge and strong liquidity profile position us to benefit from growth opportunities in the fuel logistics and services market by increasing current volumes of business with existing customers and building new relationships in all of the markets we serve. We intend to continue to grow organically by taking advantage of smaller competitors that are not as well capitalized, major oil companies focusing on their upstream businesses and divesting their downstream assets and a fragmented market. We believe these circumstances provide us the opportunity to demonstrate the value of our global presence, platform and ability to aggregate demand to existing and new customers.

Continue to consolidate large and fragmented fuel logistics space

The fragmented fuel logistics and services market presents significant opportunities for further consolidation. We believe that we have been successful at identifying strategic investment opportunities and seamlessly integrating acquired businesses. We believe that our strong balance sheet and entrepreneurial culture, combined with our consistent track record of successfully integrating acquired businesses, provide us with a significant advantage in competing for strategic opportunities. We believe that these investments will enable us to continue our strategic growth trajectory, further expanding our distribution platform for our suppliers and enhancing procurement leverage for our customers.

For example, in August 2010, we announced the acquisition of Western, which will increase the breadth of our unbranded land based fuel business and provides us with a strategic presence in the branded aviation fuel distribution business. We believe that the acquisitions we have completed over the past two years, combined with Western, have enhanced our position as a leading player in the land fuel distribution market. After giving effect to the Western acquisition, our land segment will generate approximately 1.5 billion gallons of annual volume. We believe that our experienced team and disciplined approach will enable us to capitalize on the considerable consolidation opportunities in our industry and further enhance our competitive advantage in pursuing attractive strategic target companies across all of the segments we serve.

Continue to grow operating profitability

We remain focused on profitable growth. By maintaining our focus on providing greater value to our customers and suppliers, integrating accretive acquisitions and efficiently managing costs, we believe we can continue to generate returns on invested capital well above our cost of capital.

We believe that our focus on achieving cost efficiencies will lead to continued operating profitability. Our management team’s focus on controlling costs reduced operating expenses (including compensation, general and administrative and bad debt expense) as a percentage of gross profit below 60% in 2009, from 65% in 2007. In 2008, we implemented a global ERP platform that further enhanced our service offerings and improved operating efficiency. We believe that these enhancements, together with additional investments in our platform, will continue to enable us to provide greater value to our customers and suppliers at a reduced cost, further enhancing our leading market position. For example, our ability to aggregate demand across all three market segments that we serve eliminates our suppliers’ need to market fuel to what remains a highly fragmented group of customers. Our ability to purchase aggregated volumes from our suppliers often allows our customers to benefit from the cost savings that we achieve.

Recent Developments

On September 8, 2010, we entered into a third amended and restated credit agreement with certain financial institutions named therein as lenders, and Bank of America, N.A., as administrative agent, which we refer to as the Amended Credit Facility, which amended and restated the terms of our senior revolving credit facility, which we refer to as the Credit Facility. Under the terms of the Amended Credit Facility, the facility size was increased from $475 million to $800 million (which, upon our request and subject to the satisfaction of certain conditions, may be increased by an additional amount of up to $150 million) and the maturity date was extended to September 2015. In connection with entering into the Amended Credit Facility, we terminated our $160 million revolving accounts receivable facility, which we refer to as the Receivable Facility, which was scheduled to mature in September 2010. As of September 10, 2010, we had approximately $720 million of availability under our Amended Credit Facility.

On August 20, 2010, World Fuel Services, Inc., our wholly-owned subsidiary which we refer to as WFSI, signed a definitive agreement to acquire the capital stock of Western, including the assets comprising Western’s wholesale motor fuel distribution business, branded aviation fuel distribution business and wholesale lubricants distribution business. Western, based in Eden Prairie, Minnesota, with 2009 volumes of more than 500 million gallons of gasoline and diesel fuel and approximately 100 million gallons of branded aviation fuel, is one of the nation’s largest independently owned petroleum marketing companies. The purchase price for the transaction will be $95 million and may be increased by up to an additional $20 million to the extent that Western’s net assets exceed an agreed target at closing. Up to $30 million of the purchase price, and up to $10 million of the additional purchase price, if payable, may be paid in the form of our common stock and $12.5 million of the purchase price is payable in the form of a subordinated promissory note. We expect to complete the acquisition in the fourth quarter of 2010.

On July 1, 2010, WFSI completed the acquisition of the Lakeside business, including the assets comprising its wholesale motor fuel distribution business. The Lakeside business, based in Milwaukee, Wisconsin, is primarily an independent distributor of branded and unbranded gasoline and diesel fuel to retail petroleum operators and industrial, commercial and government customers. The estimated aggregate purchase price of the acquired net assets was approximately $45 million, which is subject to change based on the finalization of the value of certain net assets acquired. Of the estimated aggregate purchase price, $6.0 million was paid in the form of a subordinated promissory note.

As part of our strategy, we continuously evaluate, and engage in discussions concerning, potential acquisition opportunities. We are currently evaluating a number of such opportunities, including one such opportunity that would expand our aviation fuel business. We have not entered into any definitive agreements concerning any such acquisition, and cannot provide any assurance that we will do so.

Corporate Information

World Fuel Services Corporation is a Florida corporation. Our principal executive offices are located at 9800 Northwest 41st Street, Suite 400, Miami, Florida 33178, and our telephone number is (305) 428-8000. Our website can be found at http://www.wfscorp.com. Information on our website is not part of, and should not be construed as being incorporated by reference into, this prospectus supplement and the accompanying prospectus.

THE OFFERING

Common stock offered by us	8,000,000 shares

Option to purchase additional shares	The underwriters have an option to purchase a maximum of 1,200,000 additional shares from the company.

Common stock outstanding immediately prior to this offering	59,515,780 shares

Common stock outstanding after this offering	67,515,780 shares

Use of Proceeds	We intend to use the net proceeds of the offering for general corporate purposes. See “Use of Proceeds.”

Dividend Policy	We expect to pay cash dividends at a rate of approximately $0.0375 per share per quarter in 2010 on our common stock. We may be restricted from paying dividends by the terms of our Amended Credit Facility or may not achieve sufficient earnings to pay some or any dividends. See “Dividend Policy.”

Listing	Our common stock is listed on the NYSE under the symbol “INT.”

Risk Factors	See “Risk Factors” beginning on page S-10 of this prospectus supplement for a discussion of factors that you should refer to and carefully consider before deciding to invest in our common stock.

The number of shares of common stock that are outstanding immediately prior to and immediately after the offering is based on the number of shares of common stock outstanding as of September 10, 2010 and excludes:

•	70,771 shares of common stock subject to outstanding stock options at a weighted average exercise price of $2.98 per share;

•	1,502,115 shares of common stock reserved for issuance upon exercise with respect to outstanding stock-settled stock appreciation rights, at a weighted average conversion price of $17.06 per share;

•	1,178,430 shares of common stock reserved for issuance with respect to outstanding stock units; and

•	4,341,580 shares of common stock reserved and available for future issuance under our stock-based compensation plans.

Unless we indicate otherwise, all information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares and reflects the two-for-one split of our common stock in December 2009 for shareholders of record as of November 30, 2009.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data presented below as of and for the fiscal years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements and the notes thereto. The summary consolidated financial data as of and for the six months ended June 30, 2009 and 2010 have been derived from our unaudited consolidated financial statements and the notes thereto, and include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair statement of our financial position and our results of operations for these periods. Data from interim periods are not necessarily indicative of the results to be expected for a full year. This financial data should be read in conjunction with, and is qualified in its entirety by reference to, the information in “Selected Consolidated Financial Data,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, which are incorporated by reference in this prospectus supplement.

	Year ended December 31,			Six months ended June 30,
	2007 (1)	2008 (2)	2009 (3)	2009 (3)	2010
	(in thousands, except per share data)
Revenue	$13,729,555	$18,509,403	$11,295,177	$4,547,283	$8,315,296
Gross profit	245,272	395,383	375,591	178,903	206,387
Income from operations	85,888	153,740	153,995	69,232	87,189
Net income attributable to World Fuel	$64,773	$105,039	$117,139	$53,572	$70,680

Diluted earnings per share (4)(5)	$1.11	$1.80	$1.96	$0.91	$1.17

Diluted weighted average shares (4)(5)	58,346	58,244	59,901	59,132	60,646

Cash dividends declared per share (5)	$0.075	$0.075	$0.15	$0.075	$0.075

EBITDA (6)	$94,828	$161,620	$171,320	$77,812	$96,580

	As of December 31,			As of June 30,
	2007 (1)	2008 (2)	2009 (3)	2009 (3)	2010
Cash, cash equivalents and short-term investments	$44,251	$322,452	$306,943	$366,408	$307,386
Accounts receivable, net	1,370,656	676,100	951,398	763,349	1,115,878
Total current assets	1,665,308	1,172,150	1,463,978	1,286,446	1,655,210
Total assets	1,798,046	1,404,626	1,741,228	1,570,467	1,943,443
Total current liabilities (4)	1,230,328	750,787	947,742	846,157	1,088,131
Total long-term liabilities	83,058	45,693	60,237	53,367	54,335
Total shareholders’ equity (4)	484,660	608,146	733,249	670,943	800,977

(1)	In December 2007, we acquired all of the outstanding stock of each of Kropp Holdings, Inc., and Avcard Services, Ltd., which we collectively refer to as AVCARD. The financial position and results of operations of this acquisition have been included in our consolidated financial statements since December 1, 2007.
(2)	In June 2008, we acquired certain assets of Texor Petroleum Company, Inc., which we refer to as the Texor business. The financial position and results of operations of this acquisition have been included in our consolidated financial statements since June 1, 2008.
(3)	In April 2009, we acquired Henty Oil Limited, Tank and Marine Engineering Limited and Henty Shipping Services Limited, which we collectively refer to as Henty, and certain assets of TGS Petroleum, Inc., which we refer to as the TGS business. The financial position and results of operations of these acquisitions have been included in our consolidated financial statements since April 1, 2009.

(4)	Certain amounts in prior years have been reclassified to conform to current year’s presentation in connection with the adoption of certain new accounting standards in 2009.
(5)	All references to number of shares and per share amounts retroactively reflect the increase in the number of shares as a result of the December 2009 two-for-one stock split.
(6)	“EBITDA” is defined as net income attributable to World Fuel before interest expense and other financing costs, provision for income taxes and depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. We believe that EBITDA provides information that is useful in evaluating our operating performance because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of acquisitions and capital spending. EBITDA is not a measurement of financial performance under generally accepted accounting principles. It should not be considered in isolation or as a substitute for net income attributable to Word Fuel or operating income, or any other measure calculated in accordance with generally accepted accounting principles. The following table sets forth a reconciliation of EBITDA to net income attributable to World Fuel:

	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
Net income attributable to World Fuel	$64,773	$105,039	$117,139	$53,572	$70,680
Interest expense and other financing costs	1,919	10,341	4,879	2,547	1,830
Provision for income taxes	21,235	32,370	32,346	13,553	15,446
Depreciation and amortization	6,901	13,870	16,956	8,140	8,624

EBITDA	$94,828	$161,620	$171,320	$77,812	$96,580

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks or other factors, and you may lose all or part of your investment.

Risks Related to our Business

We extend unsecured credit to most of our customers in connection with their purchases of fuel from us, and our business, financial condition and results of operations will be adversely affected if we are unable to collect accounts receivable.

We extend unsecured credit to most of our customers in connection with their purchases of fuel from us. Our success in attracting customers has been due, in part, to our willingness to extend credit on an unsecured basis to customers that would otherwise be required to prepay or post letters of credit with other suppliers of fuel and related services. While no single customer represents more than 10% of our total consolidated revenue, diversification of credit risk is limited because we sell primarily within the marine, aviation and land transportation industries.

Our exposure to credit losses will depend on the financial condition of our customers and other factors beyond our control, such as deteriorating conditions in the world economy or in the marine, aviation or land transportation industries, political instability, terrorist activities, military action and natural disasters in our market areas. The unprecedented levels of disruption and volatility in the credit and financial markets over the past several years have increased our possible exposure to customer credit risk because it has made it harder for our customers to access sufficient capital to meet their liquidity needs. This market turmoil coupled with a reduction of business activity generally increases our risks related to our status as an unsecured creditor of most of our customers. Credit losses, if significant, would have a material adverse effect on our business, financial condition and results of operations.

We are exposed to counterparty risk in connection with certain of our contracts. The soundness of our counterparties, which include our customers and suppliers and financial institutions, could adversely affect us.

We have exposure to the marine, aviation and land fuel industries as well as to our customers and suppliers in those industries. As part of our price risk management services, we offer our customers various pricing structures on future purchases of fuel, as well as derivative products designed to assist our customers in hedging their exposure to fluctuations in fuel prices. For example, in the ordinary course of business we enter into fixed forward pricing contracts with our customers and suppliers under which we agree to sell or purchase, as the case may be, fuel at fixed prices and they agree to purchase or sell, as the case may be, fixed volumes of fuel during the term of the contract. If there is a significant fluctuation in the price of fuel, there is a risk they could decide to, or be forced to, default under their obligations to us. Even if the counterparty to a fixed forward pricing contract does not default, if a customer has agreed to purchase fuel from us at a fixed price and the price of fuel subsequently drops, we will be, in effect, extending unsecured credit to that customer at the time the fuel is purchased. We have credit standards and perform credit evaluations of our customers and suppliers, which are based in part on our credit history with the applicable party. In this difficult economic environment, our credit evaluations may be inaccurate and we cannot assure you that credit performance will not be materially worse than anticipated, and, as a result, materially and adversely affect our business, financial position and results of operations.

We also use derivatives to hedge certain of our fuel inventories and certain purchase and sale commitments. In connection with these activities, we are exposed to financial risk associated with fluctuations in fuel prices. We typically hedge this risk by entering into commodity-based derivative instruments with financial institution counterparties, such as broker/dealers, commercial banks and investment banks. These transactions are typically done on an unsecured basis. Should any counterparty fail to honor its obligations under our agreements with them, we could sustain significant losses that could have a material adverse effect on our business, financial condition and results of operations.

In addition, the U.S. Senate, U.S. House of Representatives, U.S. Commodity Futures Trading Commission (“CFTC”), the SEC and other U.S. and foreign regulators have considered, and are expected to continue considering, greater regulation of oil, gas and other energy markets. The regulation under consideration includes, among other things, proposed position limits, climate change legislation and legislation that would require the central clearance of over-the-counter derivatives and impose margin requirements on certain market participants. On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act into law, including Title VII, titled “Wall Street Transparency and Accountability Act of 2010”. Among other things, it provides for new federal regulation of the swaps market and gives the CFTC and the SEC broad authority to regulate the swaps market and its principal participants. We are currently evaluating how this legislation will impact our business, but because of the sweeping nature of the changes to be made, as well as the need for clarifying and implementing regulations and/or technical corrections, at this time, we cannot predict whether or how our ability to conduct our business will be impacted. Some of these new regulations could lead to increased costs and liquidity requirements to participants in the swaps market. The timing and scope of this and other regulation is uncertain, but any such regulation could change the efficiency of the derivative markets and the volatility in the commodity and underlying markets and impact our ability to offer derivative and other price management products. Any of the foregoing could have a material adverse effect on our and our customers’ respective businesses, financial conditions and results of operations.

We are exposed to various risks in connection with our use of derivatives.

We enter into financial derivative contracts in order to mitigate the risk of market price fluctuations in marine, aviation and land fuel, to offer our customers fuel pricing alternatives to meet their needs and to mitigate the risk of fluctuations in foreign currency exchange rates. We also enter into proprietary derivative transactions, primarily intended to capitalize on arbitrage opportunities related to basis or time spreads related to fuel products we sell. The majority of our derivatives are not designated as cash flow hedges for accounting purposes and therefore changes in the fair market value of such derivatives are recognized as a component of revenue or cost of revenue (based on the underlying transaction type) in our consolidated income statement. Our efforts to hedge our exposure to fuel price fluctuations could be ineffective. For example, there currently is no market for aviation jet fuel futures so we enter into hedging transactions with respect to our aviation business by trading in heating oil futures. To the extent the price of aviation jet fuel and heating oil are not correlated, then our attempts to mitigate price risk associated with our aviation business would not be effective. For purposes of hedging, heating oil is not a perfect substitute for aviation jet fuel and short-term significant pricing differences may occur. For example, in the period immediately following Hurricane Katrina in 2005, the price of aviation jet fuel increased substantially while the price of heating oil remained relatively constant. Our hedging activity is in the Level II and Level III categories within the fair value hierarchy set out by accounting guidance for fair value measurements and as such requires a high degree of subjective assessment and judgment by management in connection with determining fair value. In addition, proprietary derivative transactions, by their nature, entail exposure to adverse changes in commodity prices in relation to the proprietary position. Although we have established limits on such exposure, any such adverse changes could result in losses. The risks we face because of our use of financial derivatives have been exacerbated by recent volatility in the financial and other markets. In addition, we may fail to adequately hedge our risks or could otherwise incur losses if our employees fail to comply with our policies and procedures on hedging or proprietary trading, for example by failing to hedge a specific financial risk or to observe limits on exposure, which could subject us to significant financial losses that could have a material adverse effect on our business, financial condition and results of operations.

Changes in the market price of fuel may have a material adverse effect on our business.

Fuel prices have been extremely volatile in the recent past, are likely to continue to be volatile in the future and depend on factors outside the control of the Company, such as:

•	expected and actual supply and demand for fuel;

•	political conditions;

•	laws and regulations related to environmental matters, including those mandating or incentivizing alternative energy sources or otherwise addressing global climate change;

•	changes in pricing or production controls by OPEC;

•	technological advances affecting energy consumption and supply;

•	energy conservation efforts;

•	price and availability of alternative fuels; and

•	weather.

A rapid decline in fuel prices could cause our inventory value to be higher than markets resulting in our inventory being marked down to market or the inventory itself sold at lower prices. If fuel prices increase, our customers may not be able to purchase as much fuel from us because of their credit limits, which could also adversely impact their businesses sufficiently to cause them to be unable to make payments owed to us for fuel we permitted them to purchase on credit. They may also choose to reduce the amount of fuel they consume in their operations to reduce costs or to otherwise comply with new environmental regulations to obtain incentives associated therewith. There would be no assurance that the volume of orders from our customers would increase again or that we would be able to replace lost volumes with new customers. In addition, if fuel prices increase, our own credit limits could prevent us from purchasing enough fuel from our suppliers to meet our customers’ demands or could require us to use so much cash for fuel purchases as to impair our liquidity.

We maintain fuel inventories for competitive reasons. Because fuel is a commodity, we have no control over the changing market value of our inventory. Our inventory is valued using the average cost methodology and is stated at the lower of average cost or market. Accordingly, if the market value of our inventory was less than our average cost, we would record a write-down of inventory and a non-cash charge to cost of revenue. In addition, we may not be able to sell our inventory at the market value or average cost reflected in our financial statements at any given time.

Economic, political and other risks associated with international sales and operations could adversely affect our business and future operating results.

Because we resell fuel worldwide, our business is subject to risks associated with doing business internationally. Our business and future operating results could be harmed by a variety of factors, including:

•	trade protection measures and import or export licensing requirements, which could increase our costs of doing business internationally;

•	the costs of hiring and retaining senior management for overseas operations;

•	difficulty in staffing and managing widespread operations, which could reduce our productivity;

•	unexpected changes in regulatory requirements, which may be costly and require significant time to implement;

•	laws restricting us from redeploying profits earned from our activities within foreign countries, including the payment of distributions;

•	political risks specific to foreign jurisdictions; and

•	terrorism, war, civil unrest and natural disasters.

In particular, we operate in emerging markets, such as Russia and certain countries in Asia and Latin America, which have been plagued by corruption and have uncertain regulatory environments, both of which could have a negative impact on our operations there. Many countries in which we operate historically have been and may continue to be susceptible to recessions or currency devaluation.

Fluctuations in foreign exchange rates could materially affect our reported results.

The majority of our business transactions are denominated in U.S. dollars. However, in certain markets, payments to some of our fuel suppliers and from some of our customers are denominated in local currency. We also have certain liabilities primarily for local operations, including income and transactional taxes, which are denominated in foreign currencies. This subjects us to foreign currency exchange risk. Although we use hedging strategies to manage and minimize the impact of foreign currency exchange risk, at any given time, only a portion of such risk may be hedged and such risk may be substantial. As a result, fluctuations in foreign exchange rates could adversely affect our profitability.

In addition, many of our customers are foreign customers and may be required to purchase U.S. dollars to pay for our products and services. A rapid depreciation or devaluation in currency affecting our customers could have an adverse effect on our customers’ operations and their ability to convert local currency to U.S. dollars to make required payments to us. This would in turn increase our credit losses and could adversely affect our business, financial condition and results of operations.

Third parties who fail to provide contracted services to us and our customers could harm our business.

We use third parties to provide various services to our customers, including into-plane fueling at airports, fueling of vessels in port and at sea and delivering land-based fuel. The failure of these third parties to perform these services in accordance with contractual terms for any reason, such as an interruption of their business because of weather, environmental or labor difficulties or political unrest, could affect our relationships with our customers and subject us to claims and other liabilities which might have a material adverse effect on our business, financial condition and results of operations.

To the extent that we use third parties in our operations in emerging markets, we are also subject to the risk that we could be held accountable for the failure of these third parties to comply with the laws and regulations of the U.S. government and various international jurisdictions.

If the fuel we purchase from our suppliers fails to meet our contractual specifications we have agreed to supply to our customers, our business could be adversely affected.

We purchase the fuel we resell from various suppliers. If the fuel we resell fails to meet the specifications we have agreed to with customers, our relationship with our customers could be adversely affected and we could be subject to claims and other liabilities that could have a material adverse effect on our business, financial condition and results of operations. Although in most cases we have recourse against our suppliers for fuel which fails to meet contractual specifications, such recourse cannot be assured.

Non-performance of suppliers on their sale commitments or customers on their purchase commitments could disrupt our business.

We enter into sale and purchase agreements with customers and suppliers for fuel at fixed prices. To the extent either a customer or supplier fails to perform on their commitment, we may be required to sell or purchase the fuel at prevailing market prices, which could be significantly different than the fixed price within the sale and purchase agreements and therefore significant differences in these prices could cause losses that have a material adverse effect on our business, financial condition and results of operations.

Material disruptions in the availability or supply of fuel would adversely affect our business.

The success of our business depends on our ability to purchase, sell and coordinate delivery of fuel and fuel-related services to our customers. Our business would be adversely affected to the extent that political instability, natural disasters, terrorist activity, military action or other conditions disrupt the availability or supply of fuel. In addition, we rely on a single or limited number of suppliers for the provision of fuel and related services in certain markets. These parties may have significant negotiation leverage over us, so should they be unable or unwilling to supply us on commercially reasonable terms, our business would be adversely affected.

Adverse conditions in the marine, aviation and land transportation industries may have an adverse effect on our business.

Our business is focused on the marketing of fuel and fuel-related services to the marine, aviation and land transportation industries. Therefore, any adverse economic conditions in these industries may have an adverse effect on our business. Recently, the aviation industry has experienced a decline in passenger traffic and the marine industry has witnessed a slowdown in shipping, in both cases as a result of the deterioration of the global economy. In addition, any political instability, natural disasters, terrorist activity or military action that disrupts shipping, flight operations or land transportation will adversely affect our customers and may reduce the demand for our products and services. Our business could also be adversely affected by increased merger activity in the marine, aviation or land transportation industries, which may reduce the number of customers that purchase our products and services, as well as the prices we are able to charge for such products and services.

In addition, the marine, aviation and land transportation industries are subject to laws and regulations related to environmental matters, including those mandating or incentivizing alternative energy sources or otherwise addressing global climate change, which may reduce the demand for our products and services. The scientific community, led largely by the Intergovernmental Panel on Climate Change, has provided scientific evidence that human activity, and particularly the combustion of fossil fuels, has increased the levels of greenhouse gases, which we refer to as GHGs, in the atmosphere and contributed to observed changes in the global climate system. These findings have led to proposals for substantial transformation of the world’s energy production and transportation systems in order to slow, and ultimately reduce, the production of CO2 and other GHG emissions sufficiently to reduce their atmospheric concentrations. As a result, our customers could be required to purchase allowances or offsets to emit GHGs or other regulated pollutants or to pay taxes on such emissions. The ultimate legislation and regulations that result from these activities could have a material impact on our business and on the businesses of our customers.

Insurance coverage for some of our operations may be insufficient to cover losses.

We do not maintain insurance coverage for various risks, such as the acts or omissions of our subcontractors and war and terrorism. Even if we are faced with a liability in connection with which we do maintain insurance, our insurance coverage may be inadequate, such as with environmental claims. Also, if we take, or fail to take, certain actions, our insurance carriers may refuse to pay particular claims. If the cost of insurance increases, we may decide to discontinue certain insurance coverage or reduce our level of coverage to offset the cost increase. In addition, insurance coverage that we currently have could become difficult or impossible to obtain in the future.

Our failure to comply with the restrictions of our Amended Credit Facility could adversely affect our operating flexibility.

We have the ability to borrow money pursuant to an Amended Credit Facility that imposes certain operating and financial covenants on us, such as limiting or prohibiting our ability to pay dividends, incur additional debt, create liens, make restricted payments, sell assets or engage in mergers or acquisitions. Our failure to comply with obligations under the Amended Credit Facility, including meeting certain financial ratios, could result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under the Amended Credit Facility, could trigger cross-defaults under other agreements to which we are a party, such as certain derivatives contracts and promissory notes issued in connection with acquisitions, and would impair our ability to obtain working capital advances and letters of credit, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our cash equivalents and investments are subject to risks which may cause illiquidity and losses from declines in value.

Our cash equivalents, principally consisting of overnight investments, bank money market accounts, bank time deposits, money market mutual funds, investment grade commercial paper and investments, are subject to credit, liquidity, market and interest rate risk, which have all been exacerbated recently due to the unprecedented volatility of the capital markets. Adverse changes to these risks have resulted, and could further result, in the decline of the fair value of our cash equivalents and investments and could materially affect our financial condition, results of operations, and cash flows.

Our business is dependent on the ability to obtain financing to meet our capital requirements and fund our future growth, which may be particularly difficult to obtain because of the recent tightening and volatility of the credit and capital markets.

We rely on credit arrangements with banks, suppliers and other parties as a significant source of liquidity for capital requirements not satisfied by operating cash flow. Over the last several years there has been a substantial tightening of the global credit markets, which, along with our then-current financial condition and the restrictions in our existing debt agreements, could affect our ability to obtain credit as and when we need it on commercially reasonable terms or at all and, consequently, could have a negative impact on our future development and growth. If we are unable to obtain debt financing and instead raise capital through an equity issuance, existing shareholders would be diluted. Even if we are able to obtain debt financing, the restrictions creditors place on our operations and our increased interest expense and leverage could limit our ability to grow.

If we are unable to retain our senior management and key employees, our business and results of operations could be harmed.

Our ability to maintain our competitive position is largely dependent on the services of our senior management and professional team. Although we have employment agreements with certain of our key executive officers, the employment agreements do not prevent those officers from ceasing their employment with us at any time. If we are unable to retain existing senior management and professional personnel, or to attract other qualified senior management and professional personnel on terms satisfactory to us, our business will be adversely affected. While we maintain key man life insurance with respect to certain members of our senior management, our coverage levels may not be sufficient to offset any losses we may suffer as a result of departing officers, and there is no assurance that we will continue to maintain key man life insurance in the future.

Businesses we have acquired or may acquire in the future as well as strategic investments will expose us to increased operating risks.

As part of our growth strategy, we have been acquisitive and intend to continue to explore acquisition opportunities of fuel resellers and other related service businesses. For example, we purchased Henty and the

TGS business in April 2009 and the Lakeside business in July 2010. We cannot provide any assurance that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms or that we will be able to finance acquisitions on economically acceptable terms. Even if we are able to acquire new businesses in the future, these acquisitions could result in the incurrence of substantial additional indebtedness and other expenses or potentially dilutive issuances of equity securities and may affect the market price of our common stock, inhibit our ability to pay dividends or restrict our operations.

These investments could expose us to additional business and operating risks and uncertainties, including:

•	the ability to effectively integrate and manage acquired businesses or strategic investments, while maintaining uniform standards and controls;

•	the ability to realize our investment and anticipated synergies in the acquired businesses or strategic investments;

•

the diversion of management’s time and attention from other business concerns, the potentially negative impact of changes in management on existing business relationships and other disruptions of our business;

•	the risk of entering markets in which we may have no or limited direct prior experience;

•	the potential loss of key employees, customers or suppliers of the acquired businesses;

•	the requirement to write-down acquired assets as a result of the acquired business being worth less than we paid for it;

•	additional capital expenditure requirements;

•	the risk that an acquisition or strategic investment could reduce our future earnings; and

•	the assumption of material liabilities, exposure to unknown liabilities, and no or limited indemnities.

Changes in U.S. or foreign tax laws could adversely affect our business and future operating results.

We are affected by various U.S. and foreign taxes imposed on the purchase and sale of marine, aviation and land fuel products. These taxes include sales, excise, GST, VAT, and other taxes. Changes in U.S. and foreign tax laws or our failure to comply with those tax laws could adversely affect our business and operating results.

Our international operations require us to comply with applicable U.S. and international laws and regulations.

Doing business on a worldwide basis requires the Company and its subsidiaries to comply with the laws and regulations of the U.S. government and various international jurisdictions. These regulations place restrictions on our operations, trade practices and partners and investment decisions. In particular, our international operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act (“FCPA”), and economic sanction programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The FCPA prohibits us from providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business. As part of our business, we regularly deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, some of the international locations in which we operate lack a developed legal system and have higher than normal levels of corruption. Economic sanctions programs restrict our business dealings with certain countries and individuals. From time to time, certain of our subsidiaries have had limited business dealings in countries subject to comprehensive OFAC-administered sanctions, specifically Cuba, Iran and Sudan. These business dealings, which represent an insignificant amount of our consolidated revenues and income, generally consist of the purchase of overflight permits and the provision of flight support and fuel services pursuant to licenses issued by OFAC or as otherwise permitted by U.S. sanctions regulations. As a result of the above activities, we are exposed to a heightened risk of violating anti-corruption laws and OFAC regulations. Violations of these regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment.

We have established policies and procedures designed to assist the Company’s and its personnel’s compliance with applicable U.S. and international laws and regulations. However, there can be no assurance that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, and such a violation could adversely affect our reputation, business, financial condition and results of operations. In addition, various state and municipal governments, universities and other investors maintain prohibitions or restrictions on investments in companies that do business with sanctioned countries, which could adversely affect the market for our securities.

On April 19, 2009, we received an administrative subpoena from the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) requesting information regarding transactions that the Company has conducted involving Cuba since April 1, 2004. Upon receipt of this subpoena, we initiated an internal review to identify transactions involving Cuba, and we voluntarily expanded the scope of this review to include transactions involving Iran and Sudan. On December 8, 2009, we received a separate administrative subpoena from OFAC requesting information regarding the Company’s transactions involving Sudanese overflight payments since June 30, 2008. We responded to both subpoenas and identified certain transactions that may have resulted in violations of U.S. sanctions regulations or our OFAC-issued licenses, including the failure to make certain periodic reports as required by our OFAC-issued licenses and a small number of sanctioned country-related transactions which took place after one of our licenses had expired. In our responses to OFAC, we noted that the transactions we identified as potential violations resulted in very small amounts of revenue to us, and that we intend to take certain remedial actions to further strengthen our compliance related policies and procedures. Nevertheless, should OFAC determine that these activities constituted violations of U.S. sanctions regulations, civil penalties, including fines, could be assessed against the Company. Additionally, in the course of its ongoing review, OFAC could request additional information from us, in the form of additional subpoenas or otherwise, and we intend to fully cooperate with any such additional subpoenas or requests. We cannot predict the ultimate outcome of the OFAC review, the total costs to be incurred in response to this review, the potential impact on our personnel, the effect of implementing any further measures that may be necessary to ensure full compliance with U.S. sanctions regulations or to what extent, if at all, we could be subject to fines, sanctions or other penalties.

We face intense competition and, if we are not able to effectively compete in our markets, our revenues and profits may decrease.

Competitive pressures in our markets could adversely affect our competitive position, leading to a possible loss of market share or a decrease in prices, either of which could result in decreased revenues and profits. Our competitors are numerous, ranging from large multinational corporations, which have significantly greater capital resources than us, to relatively small and specialized firms. In addition to competing with fuel resellers, we also compete with the major oil producers that market fuel directly to the large commercial airlines, shipping companies and petroleum distributors operating in the land transportation market. Our business could be adversely affected because of increased competition from these oil companies, who may choose to increase their direct marketing or provide less advantageous price and credit terms to us than to our fuel reseller competitors.

If we fail to comply with environmental laws and other government regulations applicable to our operations, we could suffer penalties or costs that could have a material adverse effect on our business.

We are required to comply with extensive and complex environmental laws and other regulations at the international, federal, state and local government levels relating to, among other things:

•	the handling of fuel and fuel products;

•	the operation of fuel storage and distribution facilities;

•	workplace safety;

•	fuel spillage or seepage;

•	environmental damage; and

•	hazardous waste disposal.

If we should fail to comply with these laws and other regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

If we are involved in a spill, leak, fire, explosion or other accident involving hazardous substances or if there are releases of fuel or fuel products we own, our operations could be disrupted and we could be subject to material liabilities, such as the cost of investigating and remediating contaminated properties or claims by customers, employees or others who may have been injured, or whose property may have been damaged. These liabilities could have a material adverse effect on our business, financial condition and results of operations. Some environmental laws impose strict liability, which means we could have liability without regard to whether we were negligent or at fault.

In addition, compliance with existing and future environmental laws regulating fuel storage terminals, fuel delivery vessels and barges and underground storage tanks that we own or operate may require significant capital expenditures and increased operating and maintenance costs. The remediation and other costs required to clean up or treat contaminated sites could be substantial.

Our fuel storage and vessel and barge operations have inherent risks that could negatively impact our results of operations and financial condition.

Operating fuel storage terminals and fuel delivery vessels and barges carries with it the inherent risks of oil spills and other environmental mishaps, fires, collisions and other catastrophic disasters, loss of life, severe damage to and destruction of property and equipment, loss of product and business interruption. Damage arising from such occurrences may result in third party lawsuits asserting large claims. We maintain insurance to mitigate these costs, but there can be no assurance that our insurance would be sufficient to cover the liabilities suffered by us from the occurrence of one or more of the risks described above. Further, if we are negligent or otherwise responsible in connection with any such event, our insurance may not cover our claim. Any of these occurrences, and any resulting media coverage, could have a material adverse effect on our stock price and on our business, results of operations, cash flows and financial condition.

If we are held liable for clean up and other costs related to several businesses we exited, which handled hazardous and non-hazardous waste, such liability could adversely affect our business and financial condition.

We have exited several businesses, such as the waste management and remediation services business, that handled hazardous and non-hazardous waste. We treated and/or transported this waste to various disposal facilities in the United States. We have been sued in the past and may be sued in the future as a potentially responsible party for the clean up of such disposal facilities and may be held liable for these and other clean up costs pursuant to U.S. federal and state laws and regulations. In addition, under these laws and regulations, we may be required to clean up facilities previously operated by us.

Our operations may be adversely affected by competition from other energy sources.

Fuel competes with other sources of energy, some of which are less costly on an equivalent energy basis. In addition, we cannot predict the effect that the development of alternative energy sources might have on our operations.

Current and future litigation could have an adverse effect on the Company.

The Company is currently involved in certain legal proceedings in the ordinary course of its business. Lawsuits and other legal proceedings can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine. Although insurance is maintained to mitigate these costs, there can be no assurance that costs associated with lawsuits or other legal proceedings will not exceed the limits of insurance policies. The Company’s results of operations could be adversely affected if a judgment, penalty or fine is not fully covered by insurance.

We are exposed to risks from legislation requiring companies to have adequate internal controls over financial reporting and to evaluate those internal controls.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to assess, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We completed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009, and we have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements. Our expansive international operations exacerbate the risks associated with the need to maintain effective internal controls. Accordingly, we expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. In the event that our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions and our reputation may be adversely affected and the market price of our stock could decline. Moreover, even if we and our auditors do not identify any concerns about our internal control system, it may not prevent all potential errors or fraud.

An increase in interest rates may cause the market price of our common stock to decline.

Like all equity investments, an investment in our common stock is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded corporate interests. Reduced demand for our common stock resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common stock to decline.

Failure to comply with state laws regulating the sale of alcohol and tobacco products in our convenience stores may result in the loss of necessary licenses and the imposition of penalties on us, which could have an adverse effect on our business.

State laws regulate the sale of alcohol and tobacco products in our convenience stores. A violation or change of these laws could adversely affect our business, financial condition and results of operations because state and local regulatory agencies have the power to approve, revoke, suspend or deny applications for, and renewals of, permits and licenses relating to the sale of these products or to seek other remedies.

Risks Related to the Offering

We may invest or spend the proceeds of this offering in ways with which you may not agree.

We have broad discretion in the way we invest or spend the proceeds of this offering. We intend to use the proceeds from this offering for general corporate purposes, which may include future acquisitions, capital expenditures and working capital. Because of the number and variability of factors that determine our use of offering proceeds, the actual uses may vary substantially from our current intentions to use net proceeds from this offering as described in “Use of Proceeds.”

We may not achieve sufficient earnings to pay dividends to our shareholders.

We currently intend to pay regular cash dividends on a quarterly basis in 2010, but may be restricted from doing so by the terms of our Amended Credit Facility or may not achieve sufficient earnings to pay some or any dividends. The amount of cash we have available for distribution depends primarily on our cash flow, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Provisions of our charter documents and Florida law may delay or prevent our acquisition by a third party.

Certain provisions of our Restated Articles of Incorporation and Amended and Restated By-Laws or Florida law could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These provisions include:

•	our board’s authorization to issue preferred shares on terms the board determines in its discretion without shareholder approval;

•	a prohibition on cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of our outstanding stock to elect director candidates;

•	restrictions on who can call a special meeting of shareholders; and

•	provisions of Florida law that restrict certain business combinations.

We are subject to the provisions of the “Affiliated Transactions” section of the Florida Business Corporation Act, which could prevent us from engaging in a business combination with a 10% or greater shareholder unless appropriate disinterested director or shareholder approval is obtained, and the “Control Share Acquisitions” section of the Florida Business Corporation Act, which could prohibit a 20% or greater shareholder from voting his, her or its shares unless appropriate director or disinterested shareholder approval is obtained.

Our stock price may be highly volatile, which could lead to a loss of all or part of your investment.

The market price of our common stock may fluctuate substantially due to a variety of factors, including:

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil;

•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;

•	strategic transactions by us or our competitors, such as acquisition and divestitures;

•	changes in our relationships with customers or suppliers;

•	changes in governmental regulation of the fuel industry;

•	changes in United States or foreign tax laws;

•	actual or anticipated fluctuations in our operating results from period to period;

•	changes in financial estimates or recommendations by securities analysts;

•	changes in accounting principles;

•	the loss of any of our key management personnel;

•	general global macroeconomic conditions; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

In addition, in recent years, the global equity markets have experienced substantial price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. These broad market and industry forces may seriously harm the market price of our common stock, regardless of our operating performance. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs and a diversion of management’s attention and resources.

Future sales of our common stock may cause our share price to decline.

We may, in the future, sell additional common stock in subsequent public offerings and may also issue additional common stock to finance future acquisitions. Our common stock is also available for future sale pursuant to stock options that we have granted to our employees. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future offerings.

We, our directors and our executive officers have agreed, with certain exceptions, not to sell or otherwise transfer any shares of our common stock for 90 days, 75 days and 75 days, respectively, after the date of this prospectus, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, on behalf of the underwriters. With this consent, we and our directors and executive officers may sell shares before the expiration of such 90-day, 75-day and 75-day periods without prior notice to our other shareholders or to any public market in which our common stock trades. Such sales may adversely affect prevailing market prices for our common stock.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $190.1 million (based on a public offering price of $25.00 per share) from the sale of shares of our common stock by us in this offering after deducting underwriting discounts, commissions and estimated offering expenses.

We intend to use the net proceeds to us from this offering for working capital and general corporate purposes, including potential acquisitions and other strategic investments. We regularly evaluate acquisition opportunities for complementary businesses. As of the date hereof, we have signed a definitive agreement with Western. The purchase price for the transaction will be $95 million and may be increased by up to an additional $20 million to the extent that Western’s net assets exceed an agreed target at closing. Up to $30 million of the purchase price, and up to $10 million of the additional purchase price, if payable, may be paid in the form of our common stock and $12.5 million of the purchase price is payable in the form of a subordinated promissory note.

PRICE RANGE OF COMMON STOCK

Our common stock has been publicly traded since 1986. Shares of our common stock are listed on the New York Stock Exchange and trade under the symbol “INT.”

The following table sets forth the reported high and low closing sale prices per share of our common stock on the New York Stock Exchange for the periods indicated. In November 2009, we announced a two-for-one split of our common stock. The additional shares issued pursuant to the stock split were distributed in December 2009 to shareholders of record on November 30, 2009. The share prices listed below have been adjusted to reflect the stock split.

	High	Low
Fiscal year 2010:
First quarter	$29.07	$22.68
Second quarter	30.32	24.03
Third quarter (through September 15, 2010)	28.99	24.14
Fiscal year 2009:
First quarter	$18.38	$13.08
Second quarter	23.91	15.43
Third quarter	25.23	18.62
Fourth quarter	27.58	23.23
Fiscal year 2008:
First quarter	$15.64	$12.21
Second quarter	15.86	10.60
Third quarter	14.88	9.79
Fourth quarter	19.23	7.81

On September 15, 2010, the last reported sale price of our common stock was $25.63.

As of September 15, 2010, there were 227 holders of record of our common stock.

DIVIDEND POLICY

We paid quarterly cash dividends on our common stock of $0.0375 per share for the first two quarters of 2010 and 2009 and $0.0188 per share for 2008 and 2007, as adjusted for the December 2009 two-for-one stock split.

Our current dividend policy anticipates the payment of $0.0375 per share per quarter in 2010 on our common stock. Our Amended Credit Facility limits the payment of cash dividends and other distributions on our common stock. Pursuant to the Amended Credit Facility, subject to certain exceptions, we may not make dividend payments or other distributions that, in the aggregate, exceed the sum of (i) $50 million, plus (ii) (beginning with the fiscal year ending December 31, 2011) 50% of consolidated net income calculated quarterly for the previous four fiscal quarters (beginning with the fiscal year ended December 31, 2010), plus (iii) 100% of the net proceeds of any equity issuances made after the closing of the Amended Credit Facility. For further information about our dividend policy and our ability to pay dividends, see “Risk Factors—Risks Related to the Offering—We may not achieve sufficient earnings to pay dividends to our shareholders.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2010, on an actual basis and on an as adjusted basis to give effect to the issuance and sale by us of shares of our common stock in this offering at an offering price of $25.00 per share, less the estimated underwriting discounts, commissions and offering expenses.

You should read this table in conjunction with, and this table is qualified in its entirety by reference to, the sections in this prospectus entitled “Summary Consolidated Financial Data,” “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the notes thereto incorporated by reference in this prospectus.

	As of June 30, 2010
	Actual	As Adjusted
	(unaudited)	(unaudited)
	(in thousands)
Cash and cash equivalents	$297,386	$487,486

Short-term debt	$6,259	$6,259
Long-term debt	4,728	4,728

Total debt	10,987	10,987

Shareholders’ equity
Preferred Stock, $1.00 par value; 100,000 shares authorized, none issued	—	—
Common Stock, $0.01 par value, 100,000,000 shares authorized, 59,514,228 shares issued and outstanding, actual; 67,514,228 shares issued and outstanding, as adjusted	595	675
Capital in excess of par value	215,822	405,842
Retained Earnings	581,441	581,441
Accumulated other comprehensive income	2,680	2,680
Noncontrolling interest	439	439

Total Shareholders’ equity	800,977	991,077

Total Capitalization	$811,964	$1,002,064

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below as of and for the fiscal years ended December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements and the notes thereto. The selected consolidated financial data as of and for the six months ended June 30, 2009 and 2010 have been derived from our unaudited consolidated financial statements and the notes thereto, and include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair statement of our financial position and our results of operations for these periods. Data from interim periods are not necessarily indicative of the results to be expected for a full year. This financial data should be read in conjunction with, and is qualified in its entirety by reference to, the information in “Summary Consolidated Financial Data,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, which are incorporated by reference in this prospectus supplement.

	Year ended December 31,					Six months ended June 30,
	2005	2006	2007 (1)	2008 (2)	2009 (3)	2009 (3)	2010
	(in thousands, except per share data)
Revenue	$8,733,947	$10,785,136	$13,729,555	$18,509,403	$11,295,177	$4,547,283	$8,315,296
Cost of revenue	8,555,283	10,571,067	13,484,283	18,114,020	10,919,586	4,368,380	8,108,909

Gross profit	178,664	214,069	245,272	395,383	375,591	178,903	206,387
Operating expenses (4)	122,044	137,423	159,384	241,643	221,596	109,671	119,198

Income from operations	56,620	76,646	85,888	153,740	153,995	69,232	87,189
Non-operating expense (income), net	792	(4,753)	(698)	16,165	4,086	1,917	852

Income before taxes	55,828	81,399	86,586	137,575	149,909	67,315	86,337
Provision for income taxes	15,475	17,353	21,235	32,370	32,346	13,553	15,446

Net income including noncontrolling interest	40,353	64,046	65,351	105,205	117,563	53,762	70,891
Less: net income attributable to noncontrolling interest	744	98	578	166	424	190	211

Net income attributable to World Fuel	$39,609	$63,948	$64,773	$105,039	$117,139	$53,572	$70,680

Basic earnings per share (5)(6)	$0.82	$1.15	$1.14	$1.82	$1.99	$0.91	$1.19

Basic weighted average shares (5)(6)	48,327	55,710	56,853	57,707	59,003	58,586	59,371

Diluted earnings per share (5)(6)	$0.79	$1.12	$1.11	$1.80	$1.96	$0.91	$1.17

Diluted weighted average shares (5)(6)	50,428	56,870	58,346	58,244	59,901	59,132	60,646

Cash dividends declared per share (6)	$0.075	$0.075	$0.075	$0.075	$0.15	$0.075	$0.075

EBITDA (8)	$62,340	$88,403	$94,828	$161,620	$171,320	$77,812	$96,580

	As of December 31,					As of June 30,
	2005 (7)	2006	2007 (1)	2008 (2)	2009 (3)	2009 (3)	2010
	(in thousands, except per share data)
Cash, cash equivalents and short-term investments	$143,284	$188,995	$44,251	$322,452	$306,943	$366,408	$307,386
Accounts receivable, net	689,605	860,084	1,370,656	676,100	951,398	763,349	1,115,878
Total current assets	948,310	1,196,091	1,665,308	1,172,150	1,463,978	1,286,446	1,655,210
Total assets	1,014,001	1,277,400	1,798,046	1,404,626	1,741,228	1,570,467	1,943,443
Total current liabilities (5)	634,613	826,130	1,230,328	750,787	947,742	846,157	1,088,131
Total long-term liabilities	25,098	24,670	83,058	45,693	60,237	53,367	54,335
Total shareholders’ equity (5)	354,290	426,600	484,660	608,146	733,249	670,943	800,977

(1)	In December 2007, we acquired all of the outstanding stock of AVCARD. The financial position and results of operations of this acquisition have been included in our consolidated financial statements since December 1, 2007.
(2)	In June 2008, we acquired the Texor business. The financial position and results of operations of this acquisition have been included in our consolidated financial statements since June 1, 2008.
(3)	In April 2009, we acquired Henty and the TGS business. The financial position and results of operations of these acquisitions have been included in our consolidated financial statements since April 1, 2009.
(4)	Included in operating expenses are total compensation costs associated with share-based payment awards of $7.2 million, $14.7 million (including special bonus awards of $4.5 million, which were settled in our common stock in 2009) and $6.5 million for each of 2007, 2008 and 2009, respectively.
(5)	Certain amounts in prior years have been reclassified to conform to current year’s presentation in connection with the adoption of certain new accounting standards in 2009.
(6)	All references to number of shares and per share amounts retroactively reflect the increase in the number of shares as a result of the December 2009 two-for-one stock split.
(7)	In September 2005, we completed a public offering of 8,223,000 shares of our common stock at a price of $15.50 per share. We received net proceeds of $120.3 million from the offering, after deducting $6.4 million in commissions paid to the underwriters and $0.8 million in other expenses incurred in connection with the offering, which was recorded as an increase in shareholders’ equity.
(8)	“EBITDA” is defined as net income attributable to World Fuel before interest expense and other financing costs, provision for income taxes and depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. We believe that EBITDA provides information that is useful in evaluating our operating performance because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of acquisitions and capital spending. EBITDA is not a measurement of financial performance under generally accepted accounting principles. It should not be considered in isolation or as a substitute for net income attributable to Word Fuel or operating income, or any other measure calculated in accordance with generally accepted accounting principles. The following table sets forth a reconciliation of EBITDA to net income attributable to World Fuel:

	Year ended December 31,					Six months ended June 30,
	2005	2006	2007	2008	2009	2009	2010
Net income attributable to World Fuel	$39,609	$63,948	$64,773	$105,039	$117,139	$53,572	$70,680
Interest expense and other financing costs	3,430	2,236	1,919	10,341	4,879	2,547	1,830
Provision for income taxes	15,475	17,353	21,235	32,370	32,346	13,553	15,446
Depreciation and amortization	3,826	4,866	6,901	13,870	16,956	8,140	8,624

EBITDA	$62,340	$88,403	$94,828	$161,620	$171,320	$77,812	$96,580

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes incorporated by reference in this prospectus. The following discussion may contain forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made, or incorporated by reference, in this prospectus supplement should be read as applying to all related forward-looking statements whenever they appear, or are incorporated by reference, in this prospectus supplement. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss herein under “Risk Factors” and those appearing elsewhere in this prospectus supplement or otherwise incorporated herein by reference. You should read “Risk Factors” and “Forward-Looking Statements.” Certain amounts in prior periods have been reclassified to conform to the current period’s presentation in connection with the adoption of certain new accounting standards in 2009. All references to the number of shares and per share amounts retroactively reflect the increase in the number of shares as a result of the December 2009 two-for-one stock split.

Overview

We are a leading global fuel logistics company, principally engaged in the marketing, sale and distribution of marine, aviation and land fuel products and related services on a worldwide basis. We compete by providing our customers value-added benefits, including single-supplier convenience, competitive pricing, the availability of trade credit, price risk management, logistical support, fuel quality control and fuel procurement outsourcing. We have three reportable operating business segments: marine, aviation and land. We primarily contract with third parties for the delivery and storage of fuel products and in some cases own storage and transportation assets for strategic purposes. In our marine segment, we offer fuel and related services to a broad base of marine customers, including international container and tanker fleets, commercial cruise lines and time-charter operators, as well as to the U.S. and foreign governments. In our aviation segment, we offer fuel and related services to major commercial airlines, second and third-tier airlines, cargo carriers, regional and low cost carriers, corporate fleets, fractional operators, private aircraft, military fleets and to the U.S. and foreign governments, and we also offer a private label charge card used to purchase aviation fuel and related services. In our land segment, we offer fuel and related services to petroleum distributors operating in the land transportation market, retail petroleum operators, and industrial, commercial and government customers.

In our marine segment, we primarily purchase and resell fuel and also act as brokers for others. Profit from our marine segment is determined primarily by the volume and gross profit achieved on fuel resales and by the volume and commission rate of the brokering business. In our aviation and land segments, we primarily purchase and resell fuel, and we do not act as brokers. Profit from our aviation and land segments is primarily determined by the volume and the gross profit achieved on fuel resales, and in the case of the aviation segment, a percentage of processed charge card revenue. Our profitability in our segments also depends on our operating expenses, which may be significantly affected to the extent that we are required to provide for potential bad debt.

Our revenue and cost of revenue are significantly impacted by world oil prices, as evidenced in part by our revenue and cost of revenue fluctuations in recent fiscal years, while our gross profit is not necessarily impacted by changes in world oil prices. However, due to our inventory average costing methodology, significant movements in fuel prices during any given financial period can have a significant impact on our gross profit, either positively or negatively depending on the direction, volatility and timing of such price movements.

We may experience decreases in future sales volumes and margins as a result of the ongoing deterioration in the world economy, transportation industry, natural disasters and continued conflicts and instability in the Middle East, Asia and Latin America, as well as potential future terrorist activities and possible military retaliation. In addition, because fuel costs represent a significant part of our customers’ operating expenses, volatile and/or high fuel prices can adversely affect our customers’ businesses, and consequently the demand for our services and our results of operations. Our hedging activities may not be effective to mitigate volatile fuel prices and may expose us to counterparty risk. See the “Risk Factors” section of this prospectus.

Reportable segments

We have three reportable operating segments: marine, aviation and land. Corporate expenses are allocated to the segment based on usage, where possible, or on other factors according to the nature of the activity. We evaluate and manage our business segments using the performance measurement of income from operations.

The following table provides the contribution percentage of each of our three reportable operating businesses on our total revenue and our operating income (before corporate overhead) for each of the periods presented in the accompanying consolidated statements of income:

	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
Revenue:
Marine segment	56%	54%	53%	55%	53%
Aviation segment	40%	39%	36%	34%	38%
Land segment	4%	7%	11%	11%	9%

	100%	100%	100%	100%	100%
Operating income:
Marine segment	45%	63%	53%	60%	42%
Aviation segment	54%	35%	41%	34%	54%
Land segment	1%	2%	6%	6%	4%

	100%	100%	100%	100%	100%

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to unbilled revenue and related costs of sales, bad debt, share-based payment awards, investments, derivatives, goodwill and identifiable intangible assets and certain accrued liabilities. We base our estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and the understanding of our results of operations.

Revenue Recognition

Revenue from the sale of fuel is recognized when the sales price is fixed or determinable, collectability is reasonably assured and title passes to the customer, which is when the delivery of fuel is made to our customer directly from us, the supplier or a third-party subcontractor. Our fuel sales are generated as a fuel reseller as well as from on-hand inventory supply. When acting as a fuel reseller, we generally purchase fuel from the supplier, mark it up and contemporaneously resell the fuel to the customer, normally taking delivery for purchased fuel at the same place and time as the delivery is made to the customer. We record the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Revenue from fuel-related services is recognized when services are performed, the sales price is fixed or determinable and collectability is reasonably assured. We record the sale of fuel-related services on a gross basis as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Commission from fuel broker services is recognized when services are performed and collectability is reasonably assured. When acting as a fuel broker, we are paid a commission by the supplier.

Revenue from charge card transactions is recognized at the time the purchase is made by the customer using the charge card. Revenue from charge card transactions is generated from processing fees.

Share-Based Payment Awards

We account for share-based payment awards on a fair value basis. Under fair value accounting, the grant-date fair value of the share-based payment award is amortized as compensation expense, on a straight-line basis, over the vesting period for both graded and cliff vesting awards. Annual compensation expense for share-based payment awards is reduced by an expected forfeiture amount on the outstanding share-based payment awards.

We use the Black-Scholes option pricing model to estimate the fair value of option awards, which we refer to as Option Awards. The estimation of the fair value of Option Awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. The expected term of Option Awards represents the estimated period of time from grant until exercise or conversion and is based on vesting schedules and expected post-vesting, exercise and employment termination behavior. Expected volatility is based on the historical volatility of our common stock over the period that is equivalent to the award’s expected life. Any adjustment to the historical volatility as an indicator of future volatility would be based on the impact to historical volatility of significant non-recurring events that would not be expected in the future. Risk-free interest rates are based on the U.S. Treasury yield curve at the time of grant for the period that is equivalent to the award’s expected life. Dividend yields are based on the historical dividends of World Fuel over the period that is equivalent to the award’s expected life, as adjusted for stock splits.

The estimated fair value of common stock, restricted stock and restricted stock units is based on the grant-date market value of our common stock, as defined in the respective plans under which the awards were granted.

Cash flows from tax benefits resulting from tax deductions in excess of the compensation cost recognized for share-based payment awards (excess tax benefits) are classified as financing cash flows. These excess income tax benefits were credited to capital in excess of par value.

Accounts Receivable and Allowance for Bad Debt

Credit extension, monitoring and collection are performed for each of our business segments. Each segment has a credit committee that is responsible for approving credit limits, setting and maintaining credit standards and managing the overall quality of the credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon a customer’s payment history and creditworthiness, as determined by our review of our customer’s credit information. We extend credit on an unsecured basis to most of our customers. Accounts receivable are deemed past due based on contractual terms agreed with our customers.

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions affecting our customers and any specific customer collection issues that we have identified. Historical payment trends may not be a useful indicator of current or future credit worthiness of our customers, particularly in these unprecedented difficult economic and financial markets. Accounts receivable are reduced by an allowance for estimated credit losses.

If credit losses exceed established allowances, our results of operations and financial condition may be adversely affected. For additional information on the credit risks inherent in our business, see “Risk Factors” on page S-10 of this prospectus.

Inventories

Inventories are valued using the average cost methodology and are stated at the lower of average cost or market. Components of inventory include fuel purchase costs, the related transportation costs, storage fees, and for inventories included in a fair value hedge relationship, changes in the estimated fair market values.

Derivatives

We enter into derivative contracts in order to mitigate the risk of market price fluctuations in marine, aviation and land fuel and to offer our customers fuel pricing alternatives to meet their needs. From time to time, we also enter into proprietary derivative transactions, primarily intended to capitalize on arbitrage opportunities related to basis or time spreads related to fuel products we sell. We also enter into derivatives in order to mitigate the risk of fluctuations in foreign currency exchange rates. We have applied the normal purchase and normal sales exception, which we refer to as NPNS, as provided by accounting guidance for derivative instruments and hedging activities, to certain of our physical forward sales and purchase contracts. While these contracts are considered derivative instruments under the guidance for derivative instruments and hedging activities, they are not recorded at fair value, but rather are recorded in our consolidated financial statements when physical settlement of the contracts occurs. If it is determined that a transaction designated as NPNS no longer meets the scope of the exception, the fair value of the related contract is recorded as an asset or liability on the consolidated balance sheet and the difference between the fair value and the contract amount is immediately recognized through earnings.

Our derivatives that are subject to the accounting guidance for derivative instruments are recognized at their estimated fair market value in accordance with the accounting guidance for fair value measurements. If the derivative does not qualify as a hedge or is not designated as a hedge, changes in the estimated fair market value of the derivative are recognized as a component of revenue or cost of revenue (based on the underlying transaction type) in the consolidated statement of income. Derivatives which qualify for hedge accounting may be designated as either a fair value or cash flow hedge. For our fair value hedges, changes in the estimated fair market value of the hedge instrument and the hedged item are recognized in the same line item as a component of either revenue or cost of revenue (based on the underlying transaction type) in the consolidated statement of income. For our cash flow hedges, the effective portion of the changes in the fair market value of the hedge is recognized as a component of other comprehensive income in the shareholders’ equity section of the consolidated balance sheet and subsequently reclassified into the same line item as the forecasted transaction when both are settled, while the ineffective portion of the changes in the estimated fair market value of the hedge is recognized as a component of other non-operating expense/income in the consolidated statement of income. Cash flows for our hedging instruments used in our hedges are classified in the same category as the cash flow from the hedged items. If for any reason hedge accounting is discontinued, then any cash flows subsequent to the date of discontinuance shall be classified consistent with the nature of the instrument.

To qualify for hedge accounting, as either a fair value or cash flow hedge, the hedging relationship between the hedging instruments and hedged items must be highly effective over an extended period of time in achieving the offset of changes in fair values or cash flows attributable to the hedged risk at the inception of the hedge. We use a regression analysis based on historical spot prices in assessing the qualification for our fair value hedges. However, our measurement of hedge ineffectiveness for our fair value inventory hedges utilizes spot prices for the hedged item (inventory) and forward or future prices for the hedge instrument. Therefore, the excluded component (forward or futures prices) in assessing hedge qualification, along with ineffectiveness, is included as a component of cost of revenue in earnings. Adjustments to the carrying amounts of hedged items is discontinued in instances where the related fair value hedging instrument becomes ineffective and any previously recorded fair market value changes are not adjusted until the fuel is sold.

Goodwill and Identifiable Intangible Assets

Goodwill represents our cost in excess of the estimated fair value of net assets, including identifiable intangible assets of acquired businesses or companies. Goodwill is not subject to periodic amortization; instead, it is reviewed annually at year-end (or more frequently under certain circumstances) for impairment. The initial step of the goodwill impairment test compares the estimated fair value of a reporting unit, which is the same as our reporting segments, with its carrying amount, including goodwill. The fair value of our reporting segments is estimated using discounted cash flows and market capitalization methodologies.

In connection with our acquisitions, we recorded identifiable intangible assets existing at the date of the acquisitions for customer relationships, supplier and non-compete agreements and trademark/trade name rights. Identifiable intangible assets subject to amortization are amortized over their estimated lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on market factors and operational considerations. Identifiable intangible assets not subject to amortization are reviewed annually for impairment by comparing the estimated fair value of the intangible asset with its carrying value.

Extinguishment of Liability

In the normal course of business, we accrue liabilities for fuel and services received for which invoices have not yet been received. These liabilities are derecognized, or extinguished, if either 1) payment is made to relieve our obligation for the liability or 2) we are legally released from our obligation for the liability, such as when our legal obligations with respect to such liabilities lapse or otherwise no longer exist. During the three and six months ended June 30, 2010, we derecognized vendor liability accruals due to the legal release of our obligations in the amount of $1.5 million and $4.6 million, as compared to $1.5 million and $3.3 million during the three months and six months ended June 30, 2009, which is reflected as a reduction of cost of revenue in the consolidated statements of income incorporated by reference in this prospectus.

Results of operations

The results of operations do not include the results of Falmouth Oil Services Limited, which we refer to as the FOS business, prior to January 1, 2010, the results of Henty Oil Limited, Tank and Marine Engineering Limited and Henty Shipping Services Limited (marine and land segments), which we refer to as Henty, and TGS Petroleum, Inc. (land segment), which we refer to as the TGS business, prior to April 1, 2009, the results of Texor Petroleum Company, Inc. (land segment), which we refer to as the Texor business, prior to June 1, 2008, or the results of Kropp Holdings, Inc. and Avcard Services, Ltd. (aviation segment), which we refer to as AVCARD, prior to December 1, 2007, the respective acquisition date of each of these acquired businesses. In addition, the results of operations do not include the results of Lakeside Oil Company, Inc. (land segment), which we refer to as the Lakeside business, as this acquisition was not completed until July 2010.

Six months ended June 30, 2010 compared to six months ended June 30, 2009

Revenue. Our revenue for the first six months of 2010 was $8.3 billion, an increase of $3.8 billion, or 82.9%, as compared to the first six months of 2009. Our revenue during these periods was attributable to the following segments (in thousands):

	Six Months ended June 30,		$ Change
	2009	2010
Marine segment	$2,484,358	$4,375,263	$1,890,905
Aviation segment	1,542,581	3,150,766	1,608,185
Land segment	520,344	789,267	268,923

	$4,547,283	$8,315,296	$3,768,013

Our marine segment contributed $4.4 billion in revenue for the first six months of 2010, an increase of $1.9 billion, or 76.1%, as compared to the first six months of 2009. Of the total increase in marine segment revenue, $1.6 billion was due to an increase in the average price per metric ton sold as a result of higher world oil prices in the first six months of 2010 compared to the first six months of 2009. The remaining increase of $0.3 billion was primarily due to increased sales volume from both new and existing customers.

Our aviation segment contributed $3.2 billion in revenue for the first six months of 2010, an increase of $1.6 billion as compared to the first six months of 2009. Of the total increase in aviation segment revenue, $892.9 million was due to an increase in the average price per gallon sold as a result of higher world oil prices in the first six months of 2010 as compared to the first six months of 2009. The remaining increase of $715.3 million was primarily due to increased sales volume from both new and existing customers.

Our land segment contributed $789.3 million in revenue for the first six months of 2010, an increase of $268.9 million, or 51.7%, as compared to the first six months of 2009. Of the total increase in land segment revenue, $186.8 million was due to an increase in the average price per gallon sold as a result of higher world oil prices in the first six months of 2010 as compared to the first six months of 2009. The remaining increase of $82.1 million was due to increased sales volume from additional sales to both new and existing customers as well as additional sales volume attributable to incremental sales from the inclusion of Henty and the TGS business in the 2010 results.

Gross Profit. Our gross profit for the first six months of 2010 was $206.4 million, an increase of $27.5 million, or 15.4%, as compared to the first six months of 2009. Our gross profit during these periods was attributable to the following segments (in thousands):

	Six Months ended June 30,		$ Change
	2009	2010
Marine segment	$87,439	$82,593	$(4,846)
Aviation segment	71,765	101,262	29,497
Land segment	19,699	22,532	2,833

	$178,903	$206,387	$27,484

Our marine segment gross profit for the first six months of 2010 was $82.6 million, a decrease of $4.8 million, or 5.5%, as compared to the first six months of 2009. The decrease in marine segment gross profit was due to $15.5 million in decreased gross profit per metric ton sold primarily due to periodic fluctuations in customer mix partially offset by $10.6 million in increased gross profit from increased sales volume from both new and existing customers.

Our aviation segment gross profit for the first six months of 2010 was $101.3 million, an increase of $29.5 million, or 41.1%, as compared to the first six months of 2009. The increase in aviation segment gross profit was due to increased sales volume from both new and existing customers.

Our land segment gross profit for the first six months of 2010 was $22.5 million, an increase of $2.8 million, or 14.4%, as compared to the first six months of 2009. The increase in land segment gross profit was primarily due to the results of Henty and the TGS business not being included in the first three months of 2009.

Operating Expenses. Total operating expenses for the first six months of 2010 were $119.2 million, an increase of $9.5 million, or 8.7%, as compared to the first six months of 2009. The following table sets forth our expense categories (in thousands):

	Six Months ended June 30,		$ Change
	2009	2010
Compensation and employee benefits	$68,872	$73,701	$4,829
Provision for bad debt	922	2,065	1,143
General and administrative	39,877	43,432	3,555

	$109,671	$119,198	$9,527

Of the total increase in operating expenses, $4.8 million was related to compensation and employee benefits expenses, $1.1 million was related to our provision for bad debt and $3.6 million was related to general and administrative expenses. The increase in compensation and employee benefits was primarily due to salaries related to employees of acquired businesses and new hires to support our growing global business. The higher provision for bad debt was primarily due to a significantly higher overall accounts receivable balance in 2010 compared to 2009, which resulted from increases in average fuel prices and sales volume. The increase in general and administrative expenses was primarily due to the inclusion of the acquired businesses as well as increases related to systems development, depreciation and amortization and business travel.

Income from Operations. Our income from operations for the first six months of 2010 was $87.2 million, an increase of $18.0 million, or 25.9%, as compared to the first six months of 2009. Income from operations during these periods was attributable to the following segments (in thousands):

	Six Months ended June 30,		$ Change
	2009	2010
Marine segment	$51,981	$43,980	$(8,001)
Aviation segment	29,399	55,395	25,996
Land segment	4,971	4,128	(843)

	86,351	103,503	17,152
Corporate overhead—unallocated	(17,119)	(16,314)	805

	$69,232	$87,189	$17,957

Our marine segment earned $44.0 million in income from operations for the first six months of 2010, a decrease of $8.0 million, or 15.4%, as compared to the first six months of 2009. This decrease resulted from a $4.8 million decrease in gross profit and increased operating expenses of $3.2 million. The increase in marine segment operating expenses was attributable to higher compensation and employee benefits and general and administrative expenses, partially offset by lower provision for bad debt.

Our aviation segment income from operations was $55.4 million for the first six months of 2010, an increase of $26.0 million, or 88.4%, as compared to the first six months of 2009. This increase resulted from

$29.5 million in higher gross profit partially offset by increased operating expenses of $3.5 million. The increase in aviation segment operating expenses was attributable to higher compensation and employee benefits, provision for bad debt and general and administrative expenses.

Our land segment income from operations was $4.1 million for the first six months of 2010, a decrease of $0.8 million, or 17.0%, as compared to the first six months of 2009. The decrease resulted from a $3.7 million increase in land segment operating expenses attributable to higher compensation, employee benefits and general and administrative expenses and provision for bad debt, partially offset by the incremental income from operations due to the acquisitions of Henty and the TGS business.

Corporate overhead costs not charged to the business segments were $16.3 million for the first six months of 2010, a decrease of $0.8 million, or 4.7%, as compared to the first six months of 2009. The decrease in corporate overhead costs not charged to the business segments was attributable to decreases in compensation and employee benefits partially offset by increases in general and administrative expenses.

Non-Operating Expenses, net. For the first six months of 2010, we had non-operating expenses, net of $0.9 million, a decrease of $1.1 million, or 55.6%, as compared to the first six months of 2009. This decrease was primarily due to the recording of a $1.9 million gain related to our short-term investments in 2010 and a reduction in interest expense and other financing charges during the first six months of 2010 as compared to the corresponding period of 2009, partially offset by increased foreign exchange losses during the first six months of 2010 as compared to the corresponding period of 2009.

Taxes. For the first six months of 2010, our effective tax rate was 17.9% and our income tax provision was $15.4 million, as compared to an effective tax rate of 20.1% and an income tax provision of $13.6 million for the first six months of 2009. The lower effective tax rate for the first six months of 2010 resulted primarily from differences in the actual and forecasted results of our subsidiaries in tax jurisdictions with different tax rates as compared to 2009.

Net Income and Diluted Earnings per Share. Our net income for the first six months of 2010 was $70.7 million, an increase of $17.1 million, or 31.9%, as compared to the first six months of 2009. Diluted earnings per share for the first six months of 2010 was $1.17 per share, an increase of $0.26 per share, or 28.6%, as compared to the first six months of 2009.

Year ended December 31, 2009 compared to December 31, 2008

Revenue. Our revenue for 2009 was $11.3 billion, a decrease of $7.2 billion, or 39.0%, as compared to 2008. Our revenue during these periods was attributable to the following segments (in thousands):

	2008	2009	$ Change
Marine segment	$9,915,291	$6,040,643	$(3,874,648)
Aviation segment	7,294,466	4,049,565	(3,244,901)
Land segment	1,299,646	1,204,969	(94,677)

Total	$18,509,403	$11,295,177	$(7,214,226)

Our marine segment contributed $6.0 billion in revenue for 2009, a decrease of $3.9 billion, or 39.1%, as compared to 2008. Of the total decrease in marine segment revenue, $2.4 billion was due to decreased sales volume primarily attributable to the deterioration in the overall volumes in the shipping industry compared to last year and our conscious effort to shed risk. The remaining decrease of $1.5 billion was due to a decrease in the average price per metric ton sold as a result of lower world oil prices in 2009.

Our aviation segment contributed $4.0 billion in revenue for 2009, a decrease of $3.2 billion, or 44.5%, as compared to 2008. Of the total decrease in aviation segment revenue, $2.7 billion was due to a decrease in the average price per gallon sold as a result of lower world oil prices in 2009 compared to record prices in 2008. The remaining decrease of $501.1 million was due to decreased sales volume, reflecting the result of our efforts to change the business mix to yield higher margins and our continued efforts to achieve risk adjusted returns on invested capital, primarily in the first half of 2009.

Our land segment contributed $1.2 billion in revenue for 2009, a decrease of $94.7 million, or 7.3%, as compared to 2008. Of the total decrease in land segment revenue, $349.5 million was due to a decrease in the average price per gallon sold as a result of lower world oil prices in 2009. Offsetting this decrease was $254.8 million primarily due to increased sales volume attributable to incremental sales due to the inclusion of the results of the Texor business for all of 2009 and Henty and the TGS business since April 2009.

Gross Profit. Our gross profit for 2009 was $375.6 million, a decrease of $19.8 million, or 5.0%, as compared to 2008. Our gross profit during these periods was attributable to the following segments (in thousands):

	2008	2009	$ Change
Marine segment	$203,345	$168,890	$(34,455)
Aviation segment	165,834	163,730	(2,104)
Land segment	26,204	42,971	16,767

Total	$395,383	$375,591	$(19,792)

Our marine segment gross profit for 2009 was $168.9 million, a decrease of $34.5 million, or 16.9%, as compared to 2008. In 2008, we were presented with extraordinary market opportunities, primarily in the second and third quarters, due to near record fuel prices, volatility and general financing constraints in the global credit market resulting in record gross profit. Of the total decrease in marine segment gross profit, $49.6 million was due to decreased sales volume primarily attributable to the deterioration in the overall volumes in the shipping industry compared to last year, which was partially offset by $15.1 million in increased gross profit per metric ton sold due to our continued efforts to achieve risk adjusted returns on invested capital which began in the latter part of the second quarter of 2008.

Our aviation segment gross profit for 2009 was $163.7 million, a decrease of $2.1 million, or 1.3%, as compared to 2008. Of the decrease in aviation segment gross profit, $3.6 million was due to decreased sales volume which was partially offset by $1.5 million in higher gross profit per gallon sold, reflecting the result of our efforts to change the business mix to yield higher margins and our continued efforts to achieve risk adjusted returns on invested capital.

Our land segment gross profit for 2009 was $43.0 million, an increase of $16.8 million, or 64.0%, as compared to 2008. Of the increase in land segment gross profit, $13.5 million was primarily due to the inclusion of the results of the Texor business for all of 2009 and the acquisitions of Henty and the TGS business, which were both completed in April 2009. The remaining increase of $3.3 million relates to a higher gross profit per gallon sold.

Operating Expenses. Total operating expenses for 2009 were $221.6 million, a decrease of $20.0 million, or 8.3%, as compared to 2008. The following table sets forth our expense categories (in thousands):

	2008	2009	$ Change
Compensation and employee benefits	$140,280	$137,408	$(2,872)
Provision for bad debt	16,081	4,552	(11,529)
General and administrative	85,282	79,636	(5,646)

Total	$241,643	$221,596	$(20,047)

Of the total decrease in operating expenses, $2.9 million was related to compensation and employee benefits, $11.5 million was related to provision for bad debt and $5.6 million was related to general and administrative expenses. The decrease in compensation and employee benefits was primarily due to a reduction in incentive based compensation offset by salaries for new hires to support our growing global business and salaries related to employees of acquired businesses. The lower provision for bad debt was primarily attributable to the substantially greater bad debt provision in 2008 which resulted from near record fuel prices and corresponding accounts receivable. Additionally, during 2009, we were successful in making favorable changes in the customer mix as a result of our efforts to reduce exposure to high risk counterparties in the 2009 receivable portfolio as compared to 2008. The decrease in general and administrative expenses was due to our continuing efforts to control spending.

Income from Operations. Our income from operations for 2009 was $154.0 million, an increase of $0.3 million, or 0.2%, as compared to 2008. Income from operations during these periods was attributable to the following segments (in thousands):

	2008	2009	$ Change
Marine segment	$121,818	$97,636	$(24,182)
Aviation segment	68,142	75,462	7,320
Land segment	3,489	10,778	7,289

	193,449	183,876	(9,573)
Corporate overhead-unallocated	(39,709)	(29,881)	(9,828)

Total	$153,740	$153,995	$255

Our marine segment earned $97.6 million in income from operations for 2009, a decrease of $24.2 million, or 19.9%, as compared to 2008. This decrease resulted from $34.5 million in lower gross profit, which was partially offset by $10.3 million in decreased operating expenses. The decrease in marine segment operating expenses was attributable to decreases in compensation and employee benefits, general and administrative expenses and provision for bad debt.

Our aviation segment income from operations was $75.5 million for 2009, an increase of $7.3 million, or 10.7%, as compared to 2008. This increase resulted from decreased operating expenses of $9.4 million which were partially offset by $2.1 million in lower gross profit. The decrease in aviation segment operating expenses was attributable to decreases in provision for bad debt and general and administrative expenses.

Our land segment income from operations was $10.8 million for 2009, an increase of $7.3 million, as compared to 2008. The increase resulted from incremental income from operations due to full year results for the Texor business, and Henty and the TGS business acquired in April 2009.

Corporate overhead costs not charged to the business segments were $29.9 million for 2009, a decrease of $9.8 million, or 24.7%, as compared to 2008. The decrease in corporate overhead costs not charged to the business segments was attributable to decreases in compensation and employee benefits, primarily as a result of a larger amount of bonuses and stock compensation, including a special bonus award of $5.0 million, in 2008, which was partially offset by increases in general and administrative expenses.

Other Income and Expense, net. For 2009, we had other expense, net of $4.1 million, a decrease of $12.1 million, or 74.7%, as compared to other expense, net of $16.2 million for 2008. This decrease was primarily due to foreign currency losses related to our subsidiaries in Brazil during 2008 which we did not experience in 2009 due to a change in functional currency and a reduction in foreign exchange losses and decreased interest expense related to lower outstanding borrowings under our senior revolving credit facility, which we refer to as the Credit Facility, in 2009.

Taxes. For 2009, our effective tax rate was 21.6% and our income tax provision was $32.3 million, as compared to an effective tax rate of 23.5% and an income tax provision of $32.4 million for 2008. The lower effective tax rate for 2009 resulted primarily from differences in the results of our subsidiaries in tax jurisdictions with different tax rates as compared to 2008.

Net Income and Diluted Earnings per Share. Our net income for 2009 was $117.1 million, an increase of $12.1 million, or 11.5%, as compared to 2008. Diluted earnings per share for 2009 was $1.96 per share, an increase of $0.16 per share, or 8.9%, as compared to 2008.

Year ended December 31, 2008 compared to December 31, 2007

Revenue. Our revenue for 2008 was $18.5 billion, an increase of $4.8 billion, or 34.8%, as compared to 2007. The significant increase in revenue from 2007 in total is primarily due to the rise in oil prices during most of the first three quarters of 2008 despite a sharp decline in oil prices during the fourth quarter. Our revenue during these periods was attributable to the following segments (in thousands):

	2007	2008	$ Change
Marine segment	$7,665,801	$9,915,291	$2,249,490
Aviation segment	5,460,838	7,294,466	1,833,628
Land segment	602,916	1,299,646	696,730

Total	$13,729,555	$18,509,403	$4,779,848

Our marine segment contributed $9.9 billion in revenue for 2008, an increase of $2.2 billion, or 29.3%, as compared to 2007. Of the total increase in marine segment revenue, $1.9 billion was due to an increase in the average price per metric ton sold as a result of higher world oil prices in 2008. The remaining increase of $273.6 million was due to increased sales volume to both new and existing customers.

Our aviation segment contributed $7.3 billion in revenue for 2008, an increase of $1.8 billion, or 33.6%, as compared to 2007. Of the total increase in aviation segment revenue, $2.1 billion was due to an increase in the average price per gallon sold as a result of higher world oil prices in 2008. Partially offsetting this increase was $267.5 million in decreased sales volume primarily attributable to our efforts to reduce low margin business and to eliminate certain high risk business, offset by the incremental sales volume contributed by our AVCARD acquisition.

Our land segment contributed $1.3 billion in revenue for 2008, an increase of $696.7 million as compared to $602.9 million in 2007. Of the total increase in land segment revenue, $508.1 million was due to increased sales volume attributable to incremental sales resulting from the acquisition of the Texor business, which was completed in June 2008, partially offset by decreased volume in our existing business. The remaining increase of $188.6 million was due to an increase in the average price per gallon sold as a result of higher world oil prices in 2008.

Gross Profit. Our gross profit for 2008 was $395.4 million, an increase of $150.1 million, or 61.2%, as compared to 2007. Our gross profit during these years was attributable to the following segments (in thousands):

	2007	2008	$ Change
Marine segment	$114,505	$203,345	$88,840
Aviation segment	122,797	165,834	43,037
Land segment	7,970	26,204	18,234

Total	$245,272	$395,383	$150,111

Our marine segment gross profit for 2008 was $203.3 million, an increase of $88.8 million, or 77.6%, as compared to 2007. Contributing to the total increase in marine segment gross profit was $84.5 million in increased gross profit per metric ton sold due to favorable market conditions, as well as a focus to increase our return relative to invested working capital and $4.3 million due to increased sales volume.

Our aviation segment gross profit for 2008 was $165.8 million, an increase of $43.0 million, or 35.0%, as compared to 2007. Of the increase in aviation gross profit, $48.0 million was due to higher gross profit per gallon sold, which reflects favorable market conditions and the timing of price movements relative to our inventory position as well as changes in business mix yielding higher margins. Partially offsetting this increase was a decrease in aviation gross profit of $5.0 million due to net decreased sales volume primarily attributable to our efforts to reduce low margin business and to eliminate certain high risk business and decreased gross profit related to aviation services, partially offset by the incremental sales volume contributed by our AVCARD acquisition.

Our land segment gross profit for 2008 was $26.2 million, an increase of $18.2 million, as compared to $8.0 million in 2007. The increase was primarily due to the inclusion of the results of the Texor business as well as higher gross profit per gallon from our pre-existing business.

Operating Expenses. Total operating expenses for 2008 were $241.6 million, an increase of $82.3 million, or 51.6%, as compared to 2007. The following table sets forth our expense categories (in thousands):

	2007	2008	$ Change
Compensation and employee benefits	$93,732	$140,280	$46,548
Provision for bad debt	1,892	16,081	14,189
General and administrative	63,760	85,282	21,522

Total	$159,384	$241,643	$82,259

Of the total increase in operating expenses, $46.5 million was related to compensation and employee benefits, $14.2 million was related to the provision for bad debt and $21.5 million was related to general and administrative expenses. The increase in compensation and employee benefits was primarily due to higher incentive compensation, including special bonus awards to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Risk and Administrative Officer as a result of our strong financial performance in 2008, new hires to support our growing global business, and the incremental compensation and employee benefits costs related to the acquisitions of AVCARD and the Texor business. The increase in provision for bad debt was primarily due to our assessment of risk related to certain of our customers due in part to higher fuel prices and the consideration of the transportation economies of the regions in which we conduct business and its impact on our customers, which resulted in an increase in the provision for certain accounts in 2008. The increase in general and administrative expenses of $21.5 million, which includes the incremental general and administrative expenses related to the acquisitions of AVCARD and the Texor business, was primarily attributable to the following expenses: depreciation and amortization, including amortization of the intangible assets related to the acquisitions of AVCARD and the Texor business, and depreciation from our enterprise integration project that went live in February 2008, professional and consulting fees, office rent and telecommunication expenses.

Income from Operations. Our income from operations for 2008 was $153.7 million, an increase of $67.9 million, or 79.0%, as compared to 2007. Income from operations during these years was attributable to the following segments (in thousands):

	2007	2008	$ Change
Marine segment	$50,844	$121,818	$70,974
Aviation segment	60,796	68,142	7,346
Land segment	1,237	3,489	2,252

	112,877	193,449	80,572
Corporate overhead-unallocated	(26,989)	(39,709)	12,720

Total	$85,888	$153,740	$67,852

Our marine segment earned $121.8 million in income from operations for 2008, an increase of $71.0 million as compared to $50.8 million in 2007. This increase resulted from $88.8 million in higher gross profit, which was partially offset by increased operating expenses of $17.8 million. The increase in marine segment operating expenses, which includes an increase in allocated corporate expenses, was attributable to increases in compensation and employee benefits, primarily increases in incentive-based compensation, and general and administrative expenses, which were partially offset by a reduction in provision for bad debt.

Our aviation segment income from operations was $68.1 million for 2008, an increase of $7.3 million, or 12.1%, as compared to 2007. This increase resulted from $43.0 million in higher gross profit, which was offset by increased operating expenses of $35.7 million. The increase in aviation segment operating expenses, which includes an increase in allocated corporate expenses and AVCARD’s incremental operating expenses, was attributable to increases in compensation and employee benefits, provision for bad debt and general and administrative expenses.

Our land segment income from operations was $3.5 million for 2008, an increase of $2.3 million as compared to $1.2 million in 2007. This increase resulted from the incremental income from operations as a result of the acquisition of the Texor business, partially offset by an increase in land segment operating expenses attributable to increases in compensation and employee benefits, provision for bad debt and general and administrative expenses.

Corporate overhead costs not charged to the business segments were $39.7 million for 2008, an increase of $12.7 million, or 47.1%, as compared to 2007. The increase in corporate overhead costs was primarily attributable to increases in compensation and employee benefits, including incentive-based compensation and special bonus awards, and general and administrative expenses.

Other Income and Expense, net. For 2008, we had other expense, net of $16.2 million compared to other income, net of $0.7 million for 2007. This $16.9 million change was primarily due to increased interest expense related to higher outstanding borrowings under our Credit Facility, including fees related to the establishment of a facility to sell certain of our accounts receivable, increased foreign exchange losses and decreased interest income, partially offset by a $1.9 million investment impairment charge in 2007.

Taxes. For 2008, our effective tax rate was 23.5% and our income tax provision was $32.4 million, as compared to an effective tax rate of 24.5% and an income tax provision of $21.2 million for 2007. The lower effective tax rate for 2008 resulted primarily from fluctuations in the actual results achieved by our subsidiaries in tax jurisdictions with different tax rates.

Net Income and Diluted Earnings per Share. Net income for 2008 was $105.0 million, an increase of $40.3 million, or 62.2%, as compared to 2007. Diluted earnings per share for 2008 was $1.80 per share, an increase of $0.69 per share, or 62.2%, as compared to 2007.

Liquidity and Capital Resources

Over the last few years our principal sources of cash have been from operations. On September 8, 2010, we entered into a third amended and restated credit agreement, which we refer to as the Amended Credit Facility, which amended and restated the terms of our prior Credit Facility. In connection with entering into the Amended Credit Facility, we terminated our $160.0 million revolving accounts receivable facility, which we refer to as the Receivable Facility, which was scheduled to mature later this month. Under the terms of the Amended Credit Facility, the facility size was increased from $475 million to $800 million (which, upon our request and subject to the satisfaction of certain conditions, may be increased by an additional amount of up to $150 million) and the maturity date was extended to September 2015. The proceeds of this offering, as well as borrowings under our Amended Credit Facility, will provide additional sources of cash. We anticipate our primary uses of cash will be to provide working capital, finance capital expenditures, and finance acquisitions and other strategic investments.

Over the past several years the global financial markets have experienced unprecedented volatility, and we continue to closely monitor the potential impact of these market conditions on our liquidity. Despite this unprecedented volatility, to date, these market conditions have not had a material adverse impact on our liquidity. The following table reflects the major categories of cash flows for the years ended December 31, 2009, 2008 and 2007 and for the six months ended June 30, 2010 and 2009. For additional details, please see the consolidated statements of cash flows in the consolidated financial statements incorporated by reference in this prospectus.

	Year ended December 31,			Six Months ended June 30,
	2007	2008	2009	2009	2010
Net cash (used in) provided by operating activities	$(77,927)	$393,452	$77,921	$120,985	$23,772
Net cash used in investing activities	(68,988)	(100,157)	(61,828)	(60,472)	(12,468)
Net cash provided by (used in) financing activities	6,571	(13,372)	(34,436)	(22,883)	(11,411)

Six Months ended June 30, 2010 compared to June 30, 2009

Operating Activities. For the six months ended June 30, 2010, net cash provided by operating activities totaled $23.8 million as compared to $121.0 million in 2009. The $97.2 million decrease in operating cash flows was primarily due to changes in net operating assets and liabilities, driven by increased sales volume and world oil prices, as compared to 2009 partially offset by increased net income.

Investing Activities. For the six months ended June 30, 2010, net cash used in investing activities was $12.5 million as compared to $60.5 million in 2009. The $48.0 million decrease in cash used in investing activities in 2010 was primarily due to the acquisitions of Henty and the TGS business in April 2009.

Financing Activities. For the six months ended June 30, 2010, net cash used in financing activities was $11.4 million as compared to $22.9 million in 2009. The $11.5 million decrease in cash flows from financing activities was primarily due to lower repayment of debt other than the Credit Facility of $14.5 million in 2010 compared to 2009.

Year ended December 31, 2009 compared to December 31, 2008

Operating Activities. For 2009, net cash provided by operating activities totaled $78.0 million as compared to $393.5 million in 2008. The change in cash flow provided by operating activities was primarily due to reduced cash flow provided from operating assets and liabilities primarily as a result of a steep decline in oil prices in the latter part of 2008 as compared to relatively stable oil prices in 2009 and increased inventory positions in 2009.

Investing Activities. During 2009, net cash used in investing activities was $61.8 million as compared to $100.2 million in 2008. The decrease in cash used in investing activities in 2009 was due to a reduction in the amount paid for acquisitions.

Financing Activities. For 2009, net cash used in financing activities was $34.4 million as compared to $13.4 million in 2008. The increase in cash used in financing activities in 2009 was primarily due to repayments of debt consisting of bankers’ acceptances and promissory notes issued in connection with our acquisitions.

Year ended December 31, 2008 compared to December 31, 2007

Operating Activities. For 2008, net cash provided by operating activities totaled $393.5 million as compared to net cash used in operating activities of $77.9 million in 2007. The increase in cash flow provided by operating activities was primarily due to increased net income and a reduction in operating assets and liabilities resulting from a decline in oil prices and an improvement in our net trade cycle as compared to 2007.

Investing Activities. During 2008, net cash used in investing activities was $100.2 million as compared to $69.0 million in 2007. The increase in cash used in investing activities in 2008 was due to increased acquisition activity which was offset by a reduction in capital expenditures. In 2008, we acquired the Texor business for $93.4 million net of cash acquired of $0.3 million.

Financing Activities. For 2008, net cash used in financing activities was $13.4 million as compared to net cash provided by financing activities of $6.6 million in 2007. The increase in cash used in financing activities in 2008 was primarily due to a $40.0 million debt repayment under our Credit Facility which was offset by borrowings under our credit facility for the issuance of bankers’ acceptances, which we refer to as the BA Facility, of $14.5 million, a net increase of $10.0 million resulting from the payment of restricted cash held as collateral from a customer and $5.8 million in federal and state tax benefits resulting from a tax deduction in excess of compensation cost recognized for share-based payment awards.

Other Liquidity Measures

Cash and Cash Equivalents. As of June 30, 2010, we had $297.4 million of cash and cash equivalents compared to $298.8 million and $314.4 million of cash and cash equivalents as of December 31, 2009 and 2008, respectively. Our primary uses of cash and cash equivalents are to fund accounts receivable, purchase inventory and make strategic investments, primarily acquisitions. We are usually extended unsecured trade credit from our suppliers for our fuel purchases; however, certain suppliers require us to provide a letter of credit. Increases in oil prices can negatively affect liquidity by increasing the amount of cash needed to fund fuel purchases as well as reducing the amount of fuel which we can purchase on an unsecured basis from our suppliers.

Short-Term Investments. At December 31, 2009 and 2008, our short-term investments consisted of commercial paper valued at $8.1 million, with a par value of $10.0 million, as a result of a $1.9 million impairment charge recorded in September 2007. During the second quarter of 2010, we recorded a gain of $1.9 million due to the collection of the full par value of $10.0 million in July 2010. Accordingly, as of June 30, 2010, our short-term investments were $10.0 million.

Credit Facility. Our Amended Credit Facility, which expires in September 2015, permits borrowings of up to $800.0 million with a sublimit of $300.0 million for the issuance of letters of credit and bankers’ acceptances. Under the Amended Credit Facility, we have the right to request increases in available borrowings up to an additional $150.0 million, subject to the satisfaction of certain conditions. At September 10, 2010, we had no outstanding borrowings under our Amended Credit Facility, and our issued letters of credit and availability under our Amended Credit Facility totaled approximately $79 million and $721 million, respectively.

Outstanding borrowings under our Amended Credit Facility, our cash and cash equivalents and short-term investments fluctuate primarily based on operating cash flow, most significantly, the timing of receipts from our customers and payments to our suppliers. Higher interest rates can have a negative effect on our liquidity due to higher costs of borrowing under our Amended Credit Facility.

Our Amended Credit Facility contains certain operating and financial covenants with which we are required to comply. Our failure to comply with the operating and financial covenants contained in our Amended Credit Facility could result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under the Amended Credit Facility, trigger cross-defaults under other agreements to which we are a party and impair our ability to obtain working capital advances and letters of credit, which would have a material adverse effect on our business, financial condition and results of operations. As of September 10, 2010, we believe we were in compliance with all covenants contained in our Amended Credit Facility.

Our Credit Facility permitted borrowings of up to $475.0 million with a sublimit of $125.0 million for the issuance of letters of credit and bankers’ acceptances. Under the Credit Facility, we had the right to request increases in available borrowings up to an additional $75.0 million, subject to the satisfaction of certain conditions. We had no outstanding borrowings under our Credit Facility at June 30, 2010 and December 31, 2009 and 2008. Our issued letters of credit under the Credit Facility totaled $112.9 million, $47.3 million and $50.2 million at June 30, 2010, December 31, 2009 and 2008, respectively. There were no outstanding bankers’ acceptances under our Credit Facility at June 30, 2010 and December 31, 2009 and 2008.

Accounts Receivable Facility. We had a Master Accounts Receivable Purchase Agreement with a syndicate of financial institutions which established the Receivable Facility for us to sell up to an aggregate of $160.0 million of our accounts receivable on a revolving basis. As of June 30, 2010 and December 31, 2009 and 2008, no accounts receivable had been sold under the Receivable Facility. In connection with entering into the Amended Credit Facility, we terminated the Receivable Facility on September 7, 2010, which was scheduled to mature later this month.

Other Credit Lines. We have unsecured credit lines aggregating $40.0 million for the issuance of letters of credit and bank guarantees. Letters of credit issued under these credit lines are subject to fees at market rates. These credit lines are renewable on an annual basis. As of June 30, 2010 and December 31, 2009 and 2008, our outstanding letters of credit and bank guarantees under these credit lines totaled $10.3 million, $20.2 million and $20.9 million, respectively.

Additionally, we have a separate $15.0 million BA facility for the issuance of bankers’ acceptances with one of the banks participating in our Amended Credit Facility. The BA Facility is a continuing facility that will remain in full force and effect until revoked by us or the bank. Bankers’ acceptances issued under the BA Facility are subject to commissions and fees (finance charges) at the bank’s prevailing rate on the date of acceptance. There were no outstanding bankers’ acceptances under the BA Facility at June 30, 2010 or December 31, 2009. As of December 31, 2008, we had $14.7 million of outstanding bankers’ acceptances.

We believe that available funds from existing cash and cash equivalents and our Amended Credit Facility, together with cash flows generated by operations, remain sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. In addition, to further enhance our liquidity profile, we may choose to raise additional funds which may or may not be needed for additional working capital, capital expenditures or other strategic investments. Our opinions concerning liquidity are based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of trade credit or other sources of financing may be reduced and our liquidity would be adversely affected. Factors that may affect the availability of trade credit or other forms of financing include our performance (as measured by various factors, including cash provided from operating activities), the state of worldwide credit markets, and our levels of outstanding debt. Depending on the severity and direct impact of these factors on us, financing may be limited or unavailable when needed or desired on terms that are favorable to us.

Contractual Obligations and Off-Balance Sheet Arrangements

Our significant contractual obligations and off-balance sheet arrangements are set forth below.

Contractual Obligations

As of December 31, 2009, our contractual obligations were as follows (in thousands):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Debt and interest obligations (1)	$18,324	$7,749	$8,760	$1,815	$—
Operating lease obligations	32,426	6,619	11,028	7,627	7,152
Employment agreement obligations	18,035	6,949	11,086	—	—
Derivatives obligations	10,741	10,616	125	—	—
Purchase commitment obligations	19,543	19,543	—	—	—
Other obligations	3,260	1,968	1,107	—	185

Total	$102,329	$53,444	$32,106	$9,442	$7,337

(1)	Debt and interest obligations in this line item do not reflect the Amended Credit Facility entered into in September 2010.

Debt and Interest Obligations. These obligations include principal and interest payments on fixed-rate and variable-rate, fixed-term debt based on the expected payment dates.

Other Obligations. These obligations consist of deferred compensation arrangements and contracts with minimum service fees.

Unrecognized Tax Liabilities. As of December 31, 2009, our liabilities for unrecognized tax benefits, which we refer to as unrecognized tax liabilities, was $37.7 million. The timing of any settlement of our unrecognized tax liabilities with the respective taxing authority cannot be reasonably estimated.

Except for changes in our derivatives obligations, our contractual obligations did not change materially from December 31, 2009 to June 30, 2010. For additional information on our derivatives, see the discussion thereof in “Quantitative and Qualitative Disclosures About Market Risk” below.

Off-Balance Sheet Arrangements

Letters of Credit and Bank Guarantees. In the normal course of business, we are required to provide letters of credit to certain suppliers. A majority of these letters of credit expire within one year from their issuance, and expired letters of credit are renewed as needed. As of June 30, 2010 and December 31, 2009, we had issued letters of credit and bank guarantees totaling $123.2 million and $67.5 million, respectively, under our Credit Facility and other unsecured credit lines. For additional information on our Credit Facility and credit lines, see the discussion thereof in “Liquidity and Capital Resources” above.

Surety Bonds. In the normal course of business, we are required to post bid, performance and garnishment bonds. The majority of the surety bonds posted relate to our aviation segment. As of June 30, 2010 and December 31, 2009, we had $18.4 million and $17.7 million, respectively, in outstanding bonds that were arranged in order to satisfy various security requirements.

Recent Accounting Pronouncements

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. In July 2010, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update

(“ASU”) relating to improved disclosures about the credit quality of financing receivables and the related allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual periods beginning on or after December 15, 2010. We do not believe that the adoption of this ASU will have a material impact on our consolidated financial statements and disclosures.

Scope Exception Related to Embedded Credit Derivatives. In July 2010, we adopted an ASU for embedded credit derivatives. This ASU clarifies that the type of embedded credit derivatives that are exempt from embedded derivative bifurcation requirements relates only to the subordination of one financial instrument to another. The adoption of this ASU did not have a material impact on our consolidated financial statements and disclosures.

Revenue Recognition: Multiple-Deliverable Revenue Arrangements. In July 2010, we adopted an ASU regarding revenue recognition relating to multiple-deliverable revenue arrangements. Issued by FASB in October 2009, this update modifies the fair value requirements of existing accounting guidance by allowing the use of the “best estimate of selling price” in addition to vendor-specific objective evidence, which we refer to as VSOE, and third-party evidence, which we refer to as TPE, for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This ASU requires expanded qualitative and quantitative disclosures and will be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this ASU did not have a material impact on our consolidated financial statements and disclosures.

Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. In the first quarter of 2010, we adopted an ASU relating to additional disclosures regarding fair value measurements. This ASU, issued by FASB in January 2010, provides additional guidance to improve disclosures regarding fair value measurements. The new disclosures required by this update require an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, this guidance requires a gross presentation of the Level 3 activity and provides clarification to existing requirements on the level of disaggregation and disclosures regarding inputs and valuation techniques. The adoption of this ASU resulted in additional fair value disclosures and did not have a material impact on our consolidated financial statements.

Variable Interest Entities. In the first quarter of 2010, we adopted an ASU regarding the consolidation of variable interest entities. In June 2009, the FASB revised the accounting guidance for consolidation of variable interest entities. In December 2009, the FASB issued various technical updates to this guidance. This guidance includes (i) the elimination of the exemption for qualifying special purpose entities, (ii) a new approach for determining who should consolidate a variable-interest entity, and (iii) changes to when it is necessary to reassess who should consolidate a variable-interest entity. The adoption of this ASU did not have a material impact on our consolidated financial statements and disclosures.

Accounting for Transfers of Financial Assets. In the first quarter of 2010, we adopted an ASU regarding the accounting and disclosure requirements for transfers of financial assets and extinguishment of liabilities. In June 2009, the FASB revised the accounting guidance for transfers and servicing of financial assets and extinguishment of liabilities. In December 2009, the FASB issued various technical updates to this guidance. This guidance eliminates the concept of a “qualifying special purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. The adoption of this ASU did not have a material impact on our consolidated financial statements and disclosures.

Quantitative and Qualitative Disclosures About Market Risk

Derivatives

The following describes our derivative classifications:

Cash Flow Hedges. Includes certain of our foreign currency forward contracts we enter into in order to mitigate the risk of currency exchange rate fluctuations. There were no outstanding cash flow hedges as of December 31, 2009. We recorded an unrealized net loss of $1.5 million, which was included in accumulated other comprehensive income (loss) in shareholders’ equity as of December 31, 2008.

Fair Value Hedges. Includes derivatives we enter into in order to hedge price risk associated with some of our inventory and certain firm commitments relating to fixed price purchase and sale contracts. As of December 31, 2009 and 2008, we recorded an unrealized net gain of $2.9 million and an unrealized net loss of $1.4 million, respectively, related to the ineffectiveness of our fair value hedge positions on the respective dates.

Non-designated Derivatives. Includes derivatives we primarily enter into in order to mitigate the risk of market price fluctuations in marine, aviation and land fuel in the form of swaps as well as fixed price purchase and sale contracts, which do not qualify for hedge accounting, to offer our customers fuel pricing alternatives to meet their needs and for proprietary trading. In addition, non-designated derivatives are also entered into to hedge the risk of currency rate fluctuations. As of December 31, 2009 and 2008, we recorded an unrealized net gain of $1.2 million and $1.3 million, respectively, related to our non-designated derivative positions on the respective dates.

As of June 30, 2010, our derivative instruments, excluding related hedged items, were as follows (in thousands, except mark-to-market prices):

Hedge Strategy	Settlement Period	Derivative Instrument	Notional	Unit	Mark to Market Prices	Mark to Market Gains (Losses)
Fair Value Hedge	2010	Commodity contracts for firm commitment hedging (long)	4,714	GAL	$(0.064)	$(303)
	2010	Commodity contracts for inventory hedging (short)	30,072	GAL	0.064	1,939
	2010	Commodity contracts for firm commitment hedging (long)	256	MT	(13.004)	(3,329)
	2010	Commodity contracts for firm commitment hedging (short)	54	MT	31.315	1,691
	2010	Commodity contracts for inventory hedging (short)	63	MT	3.556	224
	2011	Commodity contracts for firm commitment hedging (long)	5	MT	(46.800)	(234)

						$(12)

Non-Designated	2010	Commodity contracts (long)	64,447	GAL	$0.036	$2,343
	2010	Commodity contracts (short)	64,115	GAL	(0.027)	(1,716)
	2010	Commodity contracts (long)	537	MT	(15.415)	(8,278)
	2010	Commodity contracts (short)	535	MT	18.307	9,794
	2010	Foreign currency contracts (long)	2,670	BRL	(0.006)	(15)
	2010	Foreign currency contracts (long)	1,612,558	CLP	(0.000)	(50)
	2010	Foreign currency contracts (long)	980	GBP	0.006	6
	2010	Foreign currency contracts (long)	43,500	MXN	0.001	34
	2010	Foreign currency contracts (long)	8,476	NOK	(0.001)	(5)
	2010	Foreign currency contracts (long)	5,896	SGD	0.002	9
	2010	Foreign currency contracts (short)	900	CAD	0.011	10
	2010	Foreign currency contracts (short)	7,000	EUR	0.010	71
	2010	Foreign currency contracts (short)	10,844	GBP	(0.021)	(230)
	2011	Commodity contracts (long)	5,562	GAL	0.087	484
	2011	Commodity contracts (short)	5,562	GAL	(0.076)	(422)
	2011	Commodity contracts (long)	34	MT	(21.353)	(726)
	2011	Commodity contracts (short)	34	MT	26.794	911
	2012	Commodity contracts (long)	100	GAL	0.130	13
					(0.130)	(13)

						$2,220

Interest Rate

Borrowings under our $475.0 million Credit Facility were subject to variable interest rates. As of December 31, 2009, we had no outstanding borrowings under our Credit Facility. As of December 31, 2009, the aggregate outstanding balance of our promissory notes issued in connection with our acquisitions was $13.6 million, of which $9.3 million bears interest at an annual rate equal to LIBOR plus 2.0% with a provision for a minimum rate of 4.0% and a maximum rate of 6.0% and $4.3 million bears interest at an annual rate equal to LIBOR plus 1.0% with a provision for a minimum rate of 4.0% and a maximum rate of 6.0%. At December 31, 2009, the annual interest rate for the two LIBOR promissory notes was 4.0%. The remaining outstanding debt of $3.0 million as of December 31, 2009, primarily relates to loans payable to noncontrolling shareholders of a subsidiary, which bears interest at annual rates ranging from 3.7% to 6.7%.

BUSINESS

Overview

We are a leading global fuel logistics company, principally engaged in the marketing, sale and distribution of marine, aviation and land fuel products and related services on a worldwide basis. We compete by providing our customers value-added benefits, including single-supplier convenience, competitive pricing, the availability of trade credit, price risk management, logistical support, fuel quality control and fuel procurement outsourcing. We have three reportable operating business segments: marine, aviation and land. We primarily contract with third parties for the delivery and storage of fuel products and in some cases own storage and transportation assets for strategic purposes. In our marine segment, we offer fuel and related services to a broad base of marine customers, including international container and tanker fleets, commercial cruise lines and time-charter operators, as well as to the U.S. and foreign governments. In our aviation segment, we offer fuel and related services to major commercial airlines, second and third-tier airlines, cargo carriers, regional and low cost carriers, corporate fleets, fractional operators, private aircraft, military fleets and to the U.S. and foreign governments, and we also offer a private label charge card used to purchase aviation fuel and related services. In our land segment, we offer fuel and related services to petroleum distributors operating in the land transportation market, retail petroleum operators, and industrial, commercial and government customers.

World Fuel Services Corporation was incorporated in Florida in July 1984 and commenced business as a recycler and reseller of used oil and provider of aviation services. We have since ceased the activities of a recycler and reseller of used oil. In 1986, we diversified our operations by entering the aviation fuel business. In 1995, we entered the marine fuel and related services business by acquiring the Trans-Tec group of companies. In 2003, we entered the land fuel and related services business.

We have offices located in the United States, the United Kingdom, Denmark, Norway, the Netherlands, Germany, Greece, Turkey, the United Arab Emirates, Russia, Taiwan, South Korea, Singapore, Japan, Hong Kong, Costa Rica, Brazil, Chile, Argentina, Mexico, Colombia, Canada and South Africa.

Our Strengths

We believe that we are distinguished by the following key competitive strengths:

Leading global energy logistics provider with a long track record of earnings growth

We are a global leader in the marketing, sale and distribution of aviation, marine and land fuel products and related logistics and other services, serving more than 8,500 customers throughout the world. We believe that our global scale and comprehensive understanding of the markets in which we operate, combined with significant value-added services provided to our customers, such as single supplier convenience, competitive prices, trade credit, logistical support, fuel quality control and fuel procurement outsourcing, significantly differentiate us from our competition. Our comprehensive fuel price risk management solutions are also a competitive differentiator. Our global team of approximately 1,300 professionals and other support staff provides our customers with local market knowledge and an extensive network of relationships. We believe the breadth of our global customer and supplier base provides us with a superior understanding of the world’s fuel markets, thereby strengthening our position as a trusted partner to our customers and a stable counterparty for more than 2,000 fuel and third-party logistics suppliers worldwide. We believe that these attributes have contributed to a compound annual growth rate of net income since 2002 of 35.2%.

Asset-light business model

We operate using an asset-light business model that relies upon our extensive industry knowledge and strong third-party relationships to arrange for fuel distribution to our customers using our global network of asset-based suppliers. Our business model minimizes the need for us to invest in physical assets, and for holding and transporting fuel. Where we do maintain fuel inventory (principally jet fuel in the United States and marine fuel in the United Kingdom), we hedge any associated risk with derivative instruments. We believe that our operating model contributed to an attractive return on equity of 17.5% in 2009 and is highly scalable to accommodate future growth.

While we maintain an asset-light business model, we have also invested in limited strategic assets, which we believe provide us with a competitive advantage in certain niche markets. At June 30, 2010, our fixed assets represented less than 3% of our total consolidated assets.

Diversification via segments, geography and limited customer concentration

Our business is diversified across transportation modes and geography, with limited customer concentration. On a pro forma basis after giving effect to the acquisition of the Lakeside business and the recently announced agreement to purchase Western, our marine, aviation and land fuel services revenue would have accounted for approximately 45%, 31% and 24% of our total consolidated revenue for 2009, respectively. None of our customers accounted for more than 10% of our total consolidated revenue in 2009. In addition, for 2009, approximately 45% of our total consolidated revenue was generated in the United States, approximately 29% was generated in Singapore, approximately 14% was generated in the United Kingdom and approximately 12% was generated in other foreign countries.

Our business mix continues to evolve. Our growth in government activity has further diversified revenues in our aviation segment, and, with the recent acquisition of the Lakeside business and the anticipated acquisition of Western, we will add scale and expanded service and product offerings to our land fuel segment.

Demonstrated ability to successfully operate during periods of volatile fuel prices and global economic instability

We have a successful track record of operating profitability, including during periods of challenging economic conditions and significant fuel price volatility. We believe that during periods of economic weakness or financial instability, suppliers and customers view us as a counterparty of choice given our financial strength and market expertise. Our strategic focus on the credit quality of our customers, together with our strategy of requiring credit protection from certain customers, has enabled us to minimize credit losses despite weak macro-economic market conditions. For example, in 2008 we experienced a global economic recession and a 39% increase in average crude oil prices as compared to 2007, while our net income increased by 62% as compared to 2007. Additionally, in 2009, the global economic recession continued while average crude oil prices declined 38% as compared to 2008, while our net income increased by 12% in 2009 as compared to 2008.

Conservative financial approach and extensive risk management expertise

We maintain a conservative financial profile with approximately $1 billion of liquidity, including approximately $720 million of available liquidity under our recently amended and restated senior credit facility as described “Prospectus Supplement Summary—Recent Developments”. We believe that our significant liquidity position demonstrates our financial strength and enables us to continue our strategic growth initiatives, while ensuring ample working capital availability, even during periods of significant economic and fuel price volatility.

Risk management is a core competency of our business. Our experienced global risk management team consisting of 75 risk management professionals closely manages our global receivables portfolio on a local basis in the markets we serve worldwide. Our prudent risk management practices have resulted in strong long-term performance with a long-term average bad debt expense of less than 0.05% of total consolidated revenue.

Experienced management team

We are led by Paul H. Stebbins, our Chairman and Chief Executive Officer, and Michael J. Kasbar, our President and Chief Operating Officer, who co-founded our marine fuel services business in 1985 while at Trans-Tec Services, Inc. Each has more than 25 years of experience in the fuel services industry. Our broader management team has extensive experience in the fuel logistics and services industry as well as a broad range of other industries. While the management team has demonstrated long-term success in driving organic growth initiatives, they have also demonstrated success in identifying investment opportunities that present a strategic, financial and cultural fit with our business, structuring acquisitions and successfully integrating acquired businesses. In addition, a core element of our acquisition strategy involves the retention of the management teams of our acquired businesses, further adding experience and depth to our global team.

Our Strategy

Organic volume growth

We believe our deep market knowledge and strong liquidity profile position us to benefit from growth opportunities in the fuel logistics and services market by increasing current volumes of business with existing customers and building new relationships in all of the markets we serve. We intend to continue to grow organically by taking advantage of smaller competitors that are not as well capitalized, major oil companies focusing on their upstream businesses and divesting their downstream assets and a fragmented market. We believe these circumstances provide us the opportunity to demonstrate the value of our global presence, platform and ability to aggregate demand to existing and new customers.

Continue to consolidate large and fragmented fuel logistics space

The fragmented fuel logistics and services market presents significant opportunities for further consolidation. We believe that we have been successful at identifying strategic investment opportunities and seamlessly integrating acquired businesses. We believe that our strong balance sheet and entrepreneurial culture, combined with our consistent track record of successfully integrating acquired businesses, provide us with a significant advantage in competing for strategic opportunities. We believe that these investments will enable us to continue our strategic growth trajectory, further expanding our distribution platform for our suppliers and enhancing procurement leverage for our customers.

For example, in August 2010, we announced the acquisition of Western, which will increase the breadth of our unbranded land based fuel business and provides us with a strategic presence in the branded aviation fuel distribution business. We believe that the acquisitions we have completed over the past two years, combined with Western, have enhanced our position as a leading player in the land fuel distribution market. After giving effect to the Western acquisition, our land segment will generate approximately 1.5 billion gallons of annual volume. We believe that our experienced team and disciplined approach will enable us to capitalize on the considerable consolidation opportunities in our industry and further enhance our competitive advantage in pursuing attractive strategic target companies across all of the segments we serve.

Continue to grow operating profitability

We remain focused on profitable growth. By maintaining our focus on providing greater value to our customers and suppliers, integrating accretive acquisitions and efficiently managing costs, we believe we can continue to generate returns on invested capital well above our cost of capital.

We believe that our focus on achieving cost efficiencies will lead to continued operating profitability. Our management team’s focus on controlling costs reduced operating expenses (including compensation, general and administrative and bad debt expense) as a percentage of gross profit below 60% in 2009, from 65% in 2007.

In 2008, we implemented a global ERP platform that further enhanced our service offerings and improved operating efficiency. We believe that these enhancements, together with additional investments in our platform, will continue to enable us to provide greater value to our customers and suppliers at a reduced cost, further enhancing our leading market position. For example, our ability to aggregate demand across all three market segments that we serve eliminates our suppliers’ need to market fuel to what remains a highly fragmented group of customers. Our ability to purchase aggregated volumes from our suppliers often allows our customers to benefit from the cost savings that we achieve.

Marine Fuel Solutions

We market fuel and related services to a broad base of marine customers, including international container and tanker fleets, commercial cruise lines and time-charter operators, as well as to the U.S. and foreign governments. Through our extensive network of offices, we provide our customers with real-time global market intelligence and rapid access to quality and competitively priced marine fuel 24 hours a day, every day of the year. Our marine fuel related services include management services for the procurement of fuel, cost control through the use of price hedging instruments, quality control and claims management. Our customers require cost effective and professional fuel services, since fuel is a major component of a vessel’s operating costs.

We primarily act as a reseller, where we take delivery for fuel purchased at the same place and time as the fuel is sold, mark it up and contemporaneously resell the fuel to our customer. In connection with our activities as a reseller, we maintain inventory in certain locations for strategic reasons in storage facilities that we own or lease, which is generally hedged in an effort to protect us against price risk. We also act as a broker where we are paid a commission for negotiating the transaction by arranging the fuel purchase contract between the supplier and the end user and expediting the arrangements for the delivery of fuel. In 2009, less than 20% of our marine business was transacted on a brokered basis. In addition, we enter into derivative contracts in order to mitigate the risk of market price fluctuations and to offer our customers fuel pricing alternatives to meet their needs.

The majority of our marine segment activity consists of spot sales, which are sales that do not involve continuing contractual obligations by our customers to purchase fuel from us. Our cost of fuel is generally tied to spot pricing or market-based formulas or is government controlled, and our suppliers typically extend unsecured trade credit to us.

We also contract with third parties to provide various services to our customers, including fueling of vessels in port and at sea, and transportation of fuel and fuel products.

During each of 2007, 2008, 2009 and the first half of 2010, none of our marine customers accounted for more than 10% of total consolidated revenue. Our marine segment income from operations was $97.6 million and $44.0 million for 2009 and the first six months of 2010, respectively.

Aviation Fuel Solutions

We market fuel and related services to major commercial airlines, second and third-tier airlines, cargo carriers, regional and low-cost carriers, corporate fleets, fractional operators, private aircraft, military fleets and to the U.S. and foreign governments. Our aviation-related services include fuel management, price risk management, arranging ground handling, providing 24/7 global dispatch services and arranging and providing international trip planning, including flight plans, weather reports and overflight permits. In addition, we offer a private label charge card to customers in the general aviation industry. We have developed an extensive network of third-party suppliers and service providers that enables us to provide aviation fuel and related services throughout the world. We believe the breadth of our service offering combined with our global supplier network is a strategic differentiator that allows customers to secure fuel and high-quality services in any location worldwide on short notice.

We purchase our aviation fuel from suppliers worldwide and then it is typically delivered into our customers’ aircraft or designated storage directly from our suppliers pursuant to arrangements with them or from our fuel inventory pursuant to contracts with various third parties. Inventory is purchased at airport locations or shipped via pipelines and held at multiple locations for strategic reasons. We typically hedge inventory in pipelines in an effort to protect us against price risk. We also engage in both contract sales, which are sales made pursuant to fuel purchase contracts with customers who commit to purchasing fuel from us over the contract term, and spot sales. Our cost of fuel is generally tied to market-based formulas or is government controlled and our suppliers typically extend unsecured trade credit to us. We may prepay our fuel purchases when limited by the amount of credit extended to us by suppliers or as required to transact business in certain countries. We also enter into derivative contracts in order to mitigate the risk of market price fluctuations and to offer our customers fuel pricing alternatives to meet their needs.

During each of 2007, 2008, 2009 and the first half of 2010, none of our aviation customers accounted for more than 10% of total consolidated revenue. Our aviation segment income from operations was $75.5 million and $55.4 million for 2009 and the first six months of 2010, respectively.

Land Fuel Solutions

We market fuel and related services to petroleum distributors operating in the land transportation market, retail petroleum operators and industrial, commercial and government customers and operate a small number of retail gasoline stations. Our land-related services include management services for the procurement of fuel and price risk management. We provide land fuel and related services throughout most of the United States as well as parts of Brazil and the United Kingdom.

We primarily act as a reseller, where we purchase fuel from a supplier, mark it up and contemporaneously resell it to our customers through spot sales and contract sales. Fuel is delivered to our customers directly or at designated tanker truck loading terminals commonly referred to as “racks”, which are owned and operated by our suppliers or other third-parties, or directly to customer locations through third party carriers. Our cost of fuel is generally tied to market-based formulas, and our suppliers typically extend unsecured trade credit to us. We also enter into derivative contracts to offer our customers fuel pricing alternatives to meet their needs.

During each of 2007, 2008, 2009 and the first half of 2010, none of our land customers accounted for more than 10% of total consolidated revenue. Our land segment income from operations was $10.8 million and $4.1 million for 2009 and the first six months of 2010, respectively.

Facilities

We have offices located in the United States, the United Kingdom, Denmark, Norway, the Netherlands, Germany, Greece, Turkey, the United Arab Emirates, Russia, Taiwan, South Korea, Singapore, Japan, Hong Kong, Costa Rica, Brazil, Chile, Argentina, Mexico, Colombia, Canada and South Africa.

Employees

As of September 8, 2010, we employed 1,317 people worldwide.

Regulation

Our current and past activities are subject to substantial regulation by federal, state and local government agencies, inside and outside the United States, which enforce laws and regulations governing the transportation, sale, storage and disposal of fuel and the collection, transportation, processing, storage, use and disposal of hazardous substances and wastes, including waste oil and petroleum products. For example, U.S. federal and state environmental laws applicable to us include statutes that: (i) allocate the cost of remedying contamination among specifically identified parties and prevent future contamination; (ii) impose national ambient standards and, in some cases, emission standards, for air pollutants that present a risk to public health or welfare; (iii) govern the management, treatment, storage and disposal of hazardous wastes; and (iv) regulate the discharge of pollutants into waterways. International treaties also prohibit the discharge of petroleum products at sea. The penalties for violations of environmental laws include injunctive relief, recovery of damages for injury to air, water or property, and fines for non-compliance. See “Risk Factors” and “Legal Proceedings.”

We may also be affected by new environmental laws and regulations that apply to us or our customers in the future, which could reduce the demand for our products and services. For example, as a result of international efforts to address climate change concerns, international accords aimed at reducing GHG emissions have been ratified by many countries outside of the U.S. In the U.S., several bills have been introduced in Congress, one of which has been passed by the House, that would compel carbon dioxide, which we refer to as CO2, emission reductions, and a number of U.S. states are discussing either state-specific legislation or participation in regional programs that could mandate future reductions in GHG emissions or otherwise manage those emissions. Although the likelihood of such measures being enacted and the specific requirements of any such regime are highly uncertain, they could affect our operations, earnings and competitive position.

Competitors

Our competitors within the highly fragmented world-wide downstream markets of marine, aviation and land fuel are numerous, ranging from large multinational corporations, principally major oil producers, which have significantly greater capital resources than us, to relatively small and specialized firms. We compete with the major oil producers that market fuel directly to the large commercial airlines, shipping companies and petroleum distributors operating in the land transportation market as well as fuel resellers. We believe that our extensive market knowledge, worldwide presence, logistical expertise and value-added services, extension of credit and use of derivatives to provide fuel pricing alternatives give us the ability to compete in the marketplace.

Legal proceedings

Miami Airport Litigation

In April 2001, Miami-Dade County, Florida, which we refer to as the County, filed suit, which we refer to as the County Suit, in the state circuit court in and for Miami-Dade County against 17 defendants to seek reimbursement for the cost of remediating environmental contamination at Miami International Airport (the “Airport”).

Also in April 2001, the County sent a letter to approximately 250 potentially responsible parties, which we refer to as PRPs, including World Fuel Services Corporation and one of our subsidiaries, advising of our potential liability for the clean-up costs of the contamination that is the subject of the County Suit. The County has threatened to add the PRPs as defendants in the County Suit, unless they agree to share in the cost of the environmental clean-up at the Airport. We have advised the County that: (i) neither we nor any of our subsidiaries were responsible for any environmental contamination at the Airport and (ii) to the extent that we or any of our subsidiaries were so responsible, our liability was subject to indemnification by the County pursuant to the indemnity provisions contained in our lease agreement with the County.

If we are added as a defendant in the County Suit, we will vigorously defend any claims, and we believe our liability in these matters (if any) should be adequately covered by the indemnification obligations of the County.

Panama Litigation

In July 2005, Atlantic Service Supply, S.A., which we refer to as Atlantic, a Panamanian fuel barge operator, filed suit against Tramp Oil & Marine Limited, which we refer to as TOM, one of our subsidiaries, alleging that TOM is jointly and severally liable for barging fees of $1.0 million owed to Atlantic by Isthmian Petroleum Supply & Services, S.A., which we refer to as Isthmian. TOM and Isthmian were parties to an agreement pursuant to which Isthmian provided storage, delivery and other fuel-related services to TOM in Panama. In its suit, Atlantic alleges (i) Isthmian breached a barge charter agreement entered into between the two parties, (ii) Isthmian entered into the agreement as an agent on behalf of TOM and (iii) TOM is liable, as a principal, for Isthmian’s breach of the agreement. In July 2007, the Panamanian maritime court ruled against Atlantic, finding that TOM was not liable for any barging fees owed to Atlantic by Isthmian. Isthmian has appealed this ruling. We believe this suit is without merit and we intend to vigorously defend the action.

In August 2005, TOM filed a lawsuit against Isthmian seeking damages of $3.1 million for breach of contract and wrongful conversion of fuel owned by TOM. In September 2005, Isthmian filed a counterclaim against TOM alleging that TOM is in breach of contract and seeking $5.0 million in damages. These actions are pending in a Panamanian maritime court. We believe Isthmian’s suit against TOM is without merit and we intend to vigorously defend the action.

Brendan Airways Litigation

One of our subsidiaries, World Fuel Services, Inc., which we refer to as WFSI, is involved in a dispute with Brendan Airways, LLC, which we refer to as Brendan, an aviation fuel customer, with respect to certain amounts Brendan claims to have been overcharged in connection with fuel sale transactions from 2003 to 2006. In August 2007, WFSI filed an action in the state circuit court in and for Miami-Dade County, Florida seeking declaratory relief with respect to the matters disputed by Brendan. In October 2007, Brendan filed a counterclaim against WFSI. In February 2008, the court dismissed WFSI’s declaratory action. Brendan’s counterclaim remains pending as a separate lawsuit against WFSI, and Brendan is seeking $3.9 million in damages, plus interest and attorney’s fees, in its pending action. In October 2009, Brendan filed a motion with the court seeking, among other things, leave to file a third amended complaint to add various additional claims, including a claim under the Florida Racketeer Influenced and Corrupt Organizations (“RICO”) Act, and claims for civil conspiracy, promissory estoppel and constructive fraud. In January 2010, the court ruled that Brendan may not amend the complaint to assert claims for violation of Florida’s RICO Act or for civil conspiracy, and WFSI filed a motion to dismiss the additional claims, including the claims for promissory estoppel and constructive fraud. In April 2010, the court dismissed all of the additional claims with prejudice. We believe Brendan’s claims are without merit and we intend to vigorously defend all of Brendan’s claims.

TransContinental Litigation

In April 2009, Soneet Kapila, whom we refer to as the Plaintiff, as Chapter 11 Trustee for Louis Pearlman, TransContinental Airlines, Inc. and Louis J. Pearlman Enterprises, Inc., which we refer to as the Debtors, filed a complaint in the United States Bankruptcy Court for the Middle District of Florida against WFSI seeking $0.5 million in damages, representing payments made by the Debtors for the benefit of Planet Aviation, Inc., a WFSI customer, for which the Debtors claim they received no consideration. In June 2009, the Plaintiff, as Chapter 11 Trustee for TransContinental Aviation, Inc., which we refer to as TCA, filed a complaint in the United States Bankruptcy Court for the Middle District of Florida against WFSI seeking $1.3 million in damages, representing payments made by TCA for which TCA claims it did not receive adequate value. We believe the claims asserted are without merit and we intend to vigorously defend these claims.

Other Matters

As of June 30, 2010, we had recorded certain reserves related to the proceedings described above which were not significant. Because the outcome of litigation is inherently uncertain, we may not prevail in these proceedings and we cannot estimate our ultimate exposure in such proceedings if we do not prevail. Accordingly, a ruling against us in any of the above proceedings could have a material adverse effect on our financial condition, results of operations or cash flows.

In addition to the matters described above, we are involved in litigation and administrative proceedings primarily arising in the normal course of our business. In the opinion of management, except as set forth above, our liability, if any, under any other pending litigation or administrative proceedings, even if determined adversely, would not materially affect our financial condition, results of operations or cash flows.

MANAGEMENT

The following persons were our executive officers and directors as of April 1, 2010.

Name	Age	Position
Paul H. Stebbins	53	Chairman of the Board and Chief Executive Officer
Michael J. Kasbar	53	President and Chief Operating Officer and Director
Ira M. Birns	47	Executive Vice President and Chief Financial Officer
Michael S. Clementi	48	Aviation Segment President, World Fuel Services, Inc.
Francis X. Shea	69	Executive Vice President and Chief Risk and Administrative Officer
Paul M. Nobel	42	Senior Vice President and Chief Accounting Officer
Ken Bakshi	60	Director
Joachim Heel	44	Director
Richard A. Kassar	62	Director
Myles Klein	71	Director
J. Thomas Presby	70	Director
Stephen K. Roddenberry	61	Director

PAUL H. STEBBINS has served as our Chairman of the Board of Directors and Chief Executive Officer since July 2002. He has served as a director of World Fuel since June 1995, and served as President and Chief Operating Officer of World Fuel from August 2000 to July 2002. From January 1995 to August 2000, Mr. Stebbins served as President and Chief Operating Officer of World Fuel Services Americas, Inc. (formerly Trans-Tec Services, Inc., which we refer to as Trans-Tec), at the time our principal subsidiary engaged in the marine fuel services business. From September 1985 to December 1994, Mr. Stebbins was an officer, shareholder and director of Trans-Tec, a global marine fuel services company, and its affiliated companies.

MICHAEL J. KASBAR has served as a director of World Fuel since June 1995 and as President and Chief Operating Officer since July 2002. From January 1995 to July 2002, he served as Chief Executive Officer of World Fuel Services Americas, Inc. From September 1985 to December 1994, Mr. Kasbar was an officer, shareholder and director of Trans-Tec and its affiliated companies. Mr. Kasbar is the first cousin of Richard A. Kassar, a director of the Company.

IRA M. BIRNS assumed the duties of Executive Vice President and Chief Financial Officer on April 16, 2007. From August 2004 to March 2007, Mr. Birns served as Vice-President and Treasurer and Vice President—Investor Relations of Arrow Electronics, Inc., a NYSE company and electronics distributor. From May 2002 until August 2004, he served as Vice President and Treasurer of Arrow Electronics, Inc. Prior thereto and from 1996, he served as Treasurer of Arrow Electronics, Inc. He was Assistant Treasurer of Arrow Electronics, Inc. from 1989 to 1996.

MICHAEL S. CLEMENTI has served as Aviation Segment President of World Fuel Services, Inc., our principal domestic operating subsidiary, since April 1998. From August 1994 to March 1998, he served as Senior Vice President of World Fuel Services, Inc.

FRANCIS X. SHEA was appointed Chief Risk and Administrative Officer on January 13, 2005 and has served as an Executive Vice President since September 2001. From June 2006 to April 2007, Mr. Shea served as our Interim Chief Financial Officer. He previously served as our Chief Financial Officer from July 2002 to January 2005. From September 1999 to August 2001, he served as director and senior advisor for the Center for Business and Advisory Services, an affiliate of Arthur Andersen, based in Jakarta, Indonesia, that provided consulting and financial services. He served as the Jakarta, Indonesia representative of our marine fuel services subsidiaries from January 1999 to December 1999. From February 1991 to December 1994, he also served as President and Chief Operating Officer of Trans-Tec.

PAUL M. NOBEL assumed the duties of Senior Vice President of Finance in July 2005. In June 2006, Mr. Nobel was appointed Senior Vice President and Chief Accounting Officer and is also currently serving as interim Senior Vice President—Finance of our Land segment. From June 2008 through September 2008, Mr. Nobel was Interim Treasurer and, from October 2008 to April 2009, Mr. Nobel served as Interim Vice President, Audit and Business Controls. From 2003 to 2005, Mr. Nobel served as Vice President—Finance of Mayor’s Jeweler’s, Inc., a jewelry retailer and manufacturer. From 1993 to 2003, Mr. Nobel held various positions in the Assurance and Advisory Group of Deloitte & Touche LLP, an accounting and consulting firm.

KEN BAKSHI has served as a director of World Fuel since August 2002. Mr. Bakshi has been Chairman of the Board of Directors and Chief Executive Officer of Amala Inc, a skin care products company, since April 2008 and managing partner of Trishul Capital Group LLC and Trishul Advisory Group LLC, two privately-owned equity investment and consulting companies, since June 2003. From March 2006 through June 2009, he was Vice Chairman of the Board of Directors of Row 2 Technologies, a software development firm he co-founded, and from December 2002 to February 2006, he was employed by Row 2 Technologies as Chief Executive Officer. From July 2000 to December 2002, he was employed as Executive Vice President and Chief Operating Officer of Vistaar, Inc., an incubator of business-to-business internet based marketplaces. From 1998 to 2000, Mr. Bakshi served as Senior Vice-President of Wyeth (formerly known as American Home Products Corp.), a NYSE company. Prior to 1998, Mr. Bakshi served in various capacities with American Home Products Corp.

JOACHIM HEEL has served as a director of World Fuel since May 2007. Mr. Heel has been the Senior Vice President-Services of Avaya Inc., a telecommunications company, since August 2010. Prior to that, Mr. Heel was the Senior Vice-President, Global Services, for Sun Microsystems, a NYSE company and software and systems developer, from February 2009 to February 2010, Senior Vice-President, Storage Practice for Sun Microsystems from July 2007 to January 2009, Senior Vice-President, Global Sales and Service for Sun Microsystems from March 2006 to June 2007 and Senior Vice-President, OEM Business Unit for Sun Microsystems from September 2005 through March 2006. From 1991 through August 2005, Mr. Heel held various positions with McKinsey & Company, a global management consulting partnership, becoming a partner with the firm in 1997. Mr. Heel served as a director of Intrinsyc Software, Inc., a mobility software and services company listed on the Toronto Stock Exchange, from April 2007 to April 2009.

RICHARD A. KASSAR has been a director of World Fuel since August 2002. Mr. Kassar has been employed as Chief Executive Officer of Freshpet Company since October 2006, and is currently a principal of Go7Brands, LLC where he also serves as Senior Vice-President and Chief Financial Officer. From February 2002 to July 2006, Mr. Kassar was the Senior Vice President and Chief Financial Officer of The Meow Mix Company. From May 2001 to January 2002, he was self-employed as a consultant to venture capital firms, advising them primarily on the acquisition of consumer brands. From December 1999 to May 2001, Mr. Kassar was employed as Co-President and Chief Financial Officer of Global Household Brands. From 1986 to December 1999, he was employed by Chock Full O’Nuts in various positions, and most recently served as Senior Vice President and Chief Operating Officer. Mr. Kassar also serves as a director of Vaughan Foods, Inc., a NASDAQ company until March 2010 and now an over-the-counter pink sheet company. Until March 2010, Mr. Kassar served as a director of Velocity Express, Inc., a NASDAQ company until August 2009 and then an over-the-counter pink sheet company. Mr. Kassar is the first cousin of Michael J. Kasbar, our President and Chief Operating Officer and a director of World Fuel.

MYLES KLEIN has served as a director of World Fuel since February 1995. Mr. Klein is a Certified Public Accountant. From 1971 until 1985, Mr. Klein was a partner in the international accounting and auditing firm of Grant Thornton. Subsequent to 1985, Mr. Klein practiced as Myles Klein, P.A. or Klein & Barreto, P.A. until July 2006 when he sold his accounting practice to Klein, Mendez & Rothbard, LLC.

J. THOMAS PRESBY has served as a director of World Fuel since February 2003. Mr. Presby was employed for 30 years as a partner in Deloitte Touche Tohmatsu, an accounting and consulting firm, until he accepted mandatory retirement in June 2002. At Deloitte, Mr. Presby held numerous positions in the U.S. and abroad, including the posts of Deputy Chairman and Chief Operating Officer. Mr. Presby now serves as a director and chairman of the audit committee of American Eagle Outfitters, Inc., Tiffany & Co., and Invesco Ltd., each a NYSE company, and First Solar, Inc., a NASDAQ company. Mr. Presby was also a director of TurboChef Technologies, Inc., a NASDAQ company, from November 2003 until January 2009. Mr. Presby is a Certified Public Accountant and a holder of the NACD Certificate of Director Education.

STEPHEN K. RODDENBERRY has served as a director of World Fuel since June 2006. Mr. Roddenberry is a shareholder in the law firm of Akerman Senterfitt where he has been employed as an attorney since 1988.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock and stock units, as of April 1, 2010, by (i) each person known to us to beneficially own more than 5% of our outstanding common stock; (ii) our named executive officers for the fiscal year ended December 31, 2009; (iii) each director and (iv) all of the executive officers and directors as a group. Except as shown in the table, no other person is known by us to beneficially own more than 5% of our outstanding common stock.

	Common Stock Beneficially Owned (2)
Name of Beneficial Owner (1)	Number of Shares of Common Stock Owned (3)(4)		Number of Shares of Common Stock from Options or SSARs Exercisable Within 60 Days (5)	Number of Shares of Common Stock Represented by Stock Units Owned or RSUs Vesting Within 60 Days (6)	Percent (7)
Holding more than 5%:
BlackRock, Inc. (8)	4,793,378		—	—	8.1%
State Street Corporation (9)	3,262,622		—	—	5.5%
The Vanguard Group, Inc. (10)	3,137,231		—	—	5.3%
NFJ Investment Group LLC (11)	3,121,900		—	—	5.3%

Named executive officers and directors:
Paul H. Stebbins	958,647		79,443	—	1.7%
Michael J. Kasbar	1,042,263	(12)	321,777	—	2.3%
Ira Birns	58,126		2,678	—	*
Michael S. Clementi	40,803		—	—	*
Francis X. Shea	258,276		37,834	—	*
Ken Bakshi	16,290		14,639	26,231	*
Joachim Heel	—		3,966	10,842	*
Richard A. Kassar	14,000		34,639	13,842	*
Myles Klein	28,456		5,962	13,842	*
J. Thomas Presby	200		14,639	26,231	*
Stephen K. Roddenberry	8,000		14,639	13,842	*
All executive officers and directors as a group (12 persons)	2,429,613		531,841	173,982	5.2%

*	Less than one percent.
(1)	Unless otherwise indicated, the address of each of the beneficial owners identified is c/o World Fuel Services Corporation, 9800 Northwest 41st Street, Suite 400, Miami, Florida 33178.
(2)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under that rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares that the individual has the right to acquire within 60 days of April 1, 2010 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes or table, each person or entity has sole voting and investment power, or shares such powers with his or her spouse, with respect to the shares shown as beneficially owned.
(3)	The number of shares shown includes shares that are individually or jointly owned, shares over which the individual has either sole or shared investment or voting power, and shares owned by members of the individual’s family that reside in the same home as the individual.
(4)

This column includes restricted stock and performance-related restricted stock held by the named executive officers that have not vested. The named executive officers may vote the restricted stock and performance-related restricted stock and receive dividends thereon, but may not transfer the shares prior to vesting. In March 2007, the Compensation Committee determined that cash dividends on future restricted stock awards would be held until the awards vest, at which time the dividends would be paid. The restricted stock and performance-related restricted stock will vest in 2011 for Messrs. Stebbins, Kasbar, Clementi and Shea and in 2011 and 2012 for Mr. Birns. The named executive officers own the following number of unvested restricted stock and performance-related restricted stock:

Paul H. Stebbins	45,099 shares
Michael J. Kasbar	45,099 shares
Ira M. Birns	17,150 shares
Michael S. Clementi	28,001 shares
Francis X. Shea	7,470 shares

All named executive officers	142,819 shares

(5)	This column reflects the number of shares that could be purchased or received pursuant to options and SSARs exercisable at April 1, 2010 or within 60 days thereafter under our share-based payment plans. The number of shares of common stock that could be obtained from SSARs is estimated by (a) multiplying the number of outstanding SSARs which can be exercised within 60 days of April 1, 2010 by the difference between the closing price of our common stock on April 1, 2010 ($27.64) and the SSAR exercise price and (b) dividing such number by $27.64. The named executive officers have the following number of outstanding options and SSARs exercisable within 60 days of April 1, 2010:

	Stock Options	SSARs
Paul H. Stebbins	— shares	283,576 shares
Michael J. Kasbar	94,360 shares	683,576 shares
Ira M. Birns	— shares	15,000 shares
Michael S. Clementi	— shares	— shares
Francis X. Shea	— shares	102,272 shares
All named executive officers	94,360 shares	1,084,424 shares

(6)	This column reflects stock units relating to stock grants that were deferred pursuant to our Non-Employee Director Stock Deferral Plan and RSUs granted to non-management directors pursuant to the 2006 Omnibus Plan that will vest within 60 days of April 1, 2010.
(7)	The percentages shown are based on 59,404,290 shares of common stock issued and outstanding on April 1, 2010, adjusted, where appropriate, for shares of stock beneficially owned, but not yet issued.
(8)	Based on information disclosed in a Schedule 13G filed with the SEC as of January 29, 2010, BlackRock, Inc. located at 40 East 52nd Street, New York, NY 10022, a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act, is the beneficial owner of 4,793,378 shares of our outstanding common stock.
(9)	Based on information disclosed in a Schedule 13G filed with the SEC as of February 12, 2010, State Street Corporation, a bank as defined in Section 3(a)(6) of the Exchange Act and an insurance company as defined in Section 3(a)(19) of the Exchange Act located at One Lincoln Street, Boston, MA 02111, and certain of its subsidiaries, is the beneficial owner of 3,262,622 shares of our outstanding common stock. Five of the subsidiaries are classified as banks as defined in Section 3 (a)(6) of the Exchange Act, and one of the subsidiaries is classified as an investment advisor in accordance with Rule 12d-1(b)(1)(ii)(E) of the Exchange Act.
(10)	Based on information disclosed in a Schedule 13G filed with the SEC as of February 8, 2010, The Vanguard Group, Inc. located at 100 Vanguard Blvd., Malvern, PA 19355, an investment advisor in accordance with Section 240.13-d 1(b)(1)(ii)(E) of the Exchange Act, is the beneficial owner of 3,137,231 shares of our outstanding common stock.
(11)	Based on information disclosed in a Schedule 13G filed with the SEC as of February 12, 2010, NFJ Investment Group LLC. located at 2100 Ross Avenue, Suite 700, Dallas, TX 75201, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, is the beneficial owner of 3,121,900 shares of our outstanding common stock.
(12)	Includes 1,030,220 shares that were pledged as collateral for a personal loan.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

This is a general summary of the material United States Federal income tax considerations with respect to your acquisition, ownership and disposition of our common stock. It applies to you only if you purchase your common stock in this offering, you will hold the common stock as a capital asset and you are a non-U.S. holder. You are a non-U.S. holder if you are a beneficial owner of shares other than:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for United States Federal income tax purposes) created or organized in, or under the laws of, the United States or any political subdivision of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States Federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a United States person.

This summary does not address all of the United States Federal income tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States income tax laws (such as a “controlled foreign corporation,” “passive foreign investment company,” a company that accumulates earnings to avoid United States Federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, financial asset securitization investment trust, person who holds common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, or former United States citizen or resident). This summary does not discuss any aspect of United States Federal estate and gift or alternative minimum tax, state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service, which we refer to as the IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect.

If a partnership (or other entity taxable as a partnership for United States Federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE NON-U.S. HOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for United States Federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate. You may seek a refund of these amounts from the IRS if your United States tax liability with respect to the distribution is less than the amount withheld. A distribution will constitute a dividend for United States Federal income tax purposes to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax purposes. Any distribution to the extent not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as capital gain.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a United States permanent establishment maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to United States Federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a United States permanent establishment maintained by you may be eligible for a reduced rate of United States withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Common Stock

You generally will not be subject to United States Federal income tax on any gain realized upon the sale or other disposition of your shares of common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain);

•

you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•

we are or have been a United States real property holding corporation, which we refer to as a “USRPHC,” for United States Federal income tax purposes and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of common stock, more than 5% of our common stock. We believe we are not, and have not been, a USRPHC, and we do not expect to become a USRPHC.

Gain that is effectively connected with your conduct of a trade or business within the United States (or so treated) generally will be subject to United States Federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax (described above) also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those distributions and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes backup withholding on dividends and certain other types of payments to United States persons. You will not be subject to backup withholding on dividends you receive on your shares of common stock if you provide proper certification of your status as a non-United States person (for example, by providing a properly executed IRS Form W-8BEN) or you are one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification to the broker of your status as a non-United States person (for example, by providing a properly executed IRS Form W-8BEN) or you are an exempt recipient. Information reporting will also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States, unless such broker has documenting evidence in its records that you are a non-United States person and certain other conditions are met or you are an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld with respect to your shares of common stock under the backup withholding rules will be refunded to you or credited against your United States Federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Withholding Legislation

Legislation enacted earlier this year would generally impose, effective for payments made after December 31, 2012, a withholding tax of 30% on (i) dividends paid on common stock and (ii) the gross proceeds of a disposition of common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). The legislation would also generally impose a withholding tax of 30% on (i) dividends paid on common stock and (ii) the gross proceeds of a disposition of common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in shares of our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives (the “Representatives”) of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,000,000
Credit Suisse Securities (USA) LLC	2,000,000
J.P. Morgan Securities LLC	800,000
HSBC Securities (USA) Inc.	800,000
Wells Fargo Securities, LLC	800,000
RBS Securities Inc.	560,000
TD Securities (USA) LLC	400,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	320,000
Stephens Inc.	320,000

Total	8,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The Representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.675 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$25.000	$200,000,000	$230,000,000
Underwriting discount	$1.125	$9,000,000	$10,350,000
Proceeds, before expenses, to the Company	$23.875	$191,000,000	$219,650,000

The expenses of the offering, not including the underwriting discount, are estimated at $900,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 1,200,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days, 75 days and 75 days, respectively, after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “INT.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the Representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the Representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

Bank of America, N.A. is acting as Administrative Agent and Joint Lead Arranger under the Company’s Amended Credit Facility. Bank of America Securities LLC is acting as Joint Bookrunner with respect to the same facility. Bank of America, N.A. and Bank of America Securities LLC are affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Credit Suisse AG, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, and JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, are members of the syndicate participating in the Company’s Amended Credit Facility. Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, is participating as a syndicate member in, and is acting as Co-Syndication Agent under the Amended Credit Facility. The Royal Bank of Scotland plc, an affiliate of RBS Securities Inc., and Branch Banking & Trust Company, an affiliate of BB&T Capital Markets, a division of Scott & Stringfellow, LLC are also members of the syndicate participating in the Amended Credit Facility. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, derivatives, financial advisory and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

WHERE YOU CAN FIND MORE INFORMATION

World Fuel files annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain such SEC filings from the SEC’s website at http://www.sec.gov. You can also read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. You can also obtain information about World Fuel at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the common stock. The registration statement, exhibits and schedules are available through the SEC’s website or at its public reference room.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information World Fuel has filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that World Fuel files with the SEC will automatically update and supersede this information. The following documents have been filed by us with the SEC and are incorporated by reference into this prospectus:

•

Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 25, 2010 (including the portions of our Proxy Statement on Schedule 14A for our 2010 Annual Meeting of Shareholders filed on April 16, 2010 that are incorporated by reference therein);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010, filed with the SEC on May 4, 2010 and August 3, 2010, respectively; and

•	Current Reports on Form 8-K dated March 16, 2010, May 28, 2010 and September 8, 2010, filed with the SEC on March 17, 2010, May 28, 2010 and September 8, 2010, respectively.

All documents and reports that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) from the date of this prospectus until the termination of the offering under this prospectus shall be deemed to be incorporated in this prospectus by reference. The information contained on our website (http://www.wfscorp.com) is not incorporated into this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Shutts & Bowen LLP, Miami, Florida. Certain legal matters in connection with this offering will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York, and for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Preliminary Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

P R O S P E C T U S

Common Stock

We may offer and sell from time to time, in one or more offerings, shares of our common stock at prices and on terms determined at the time of any such offering. We may offer and sell our common stock to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. Each time any shares of our common stock are offered pursuant to this prospectus, they will be accompanied by a prospectus supplement that will contain more specific information about the offering, including the names of any underwriters, if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the accompanying prospectus supplement and any other offering material we provide before you decide whether to invest in our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “INT.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investing in our common stock involves risks. See “Risk Factors” on page 7 of this prospectus. You should carefully review the risks and uncertainties described under the heading “Risk Factors” contained in the prospectus supplement, and under similar headings in the other documents that are incorporated by reference into this prospectus.

The date of this prospectus is September 13, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission, which we refer to in this prospectus as the “SEC,” using the “shelf” registration process. Under the shelf registration process, we may from time to time sell the common stock described in this prospectus in one or more offerings.

The common stock may be sold for U.S. dollars, foreign-denominated currency or currency units. Amounts payable with respect to any common stock may be payable in U.S. dollars or foreign-denominated currency or currency units as specified in the prospectus supplement.

This prospectus provides you with a general description of the common stock that we may offer. Each time we offer common stock, we will provide you with a prospectus supplement containing specific information about the terms of the offering and the means of distribution. A prospectus supplement may include other special considerations applicable to such offering of common stock. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should carefully read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The prospectus supplement may also contain information about any material U.S. Federal income tax considerations relating to the common stock covered by the prospectus supplement.

We may sell common stock to underwriters who will sell the common stock to the public on terms fixed at the time of sale. In addition, the common stock may be sold by us directly or through dealers or agents designated from time to time, which agents may be affiliates of ours. If we, directly or through agents, solicit offers to purchase the common stock, we reserve the sole right to accept and, together with our agents, to reject, in whole or in part, any offer.

The prospectus supplement will also contain, with respect to the common stock being sold, the names of any underwriters, dealers or agents, together with the terms of offering, the compensation of any underwriters and the net proceeds to us.

In this prospectus, unless the context otherwise requires, the terms “World Fuel,” “we,” “our,” “our company,” “the Company” and “us” refer to World Fuel Services Corporation, a Florida corporation, whose shares of common stock are publicly traded on the New York Stock Exchange under the symbol “INT,” and its subsidiaries.

This prospectus contains summaries of certain provisions contained in some of the documents described herein. Please refer to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described under “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

World Fuel files annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain such SEC filings from the SEC’s website at http://www.sec.gov. You can also read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. You can also obtain information about World Fuel at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the common stock. The registration statement, exhibits and schedules are available through the SEC’s website or at its public reference room.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information World Fuel has filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that World Fuel files with the SEC will automatically update and supersede this information. The following documents have been filed by us with the SEC and are incorporated by reference into this prospectus:

•

Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 25, 2010 (including the portions of our Proxy Statement on Schedule 14A for our 2010 Annual Meeting of Shareholders filed on April 16, 2010 that are incorporated by reference therein);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010, filed with the SEC on May 4, 2010 and August 3, 2010, respectively; and

•	Current Reports on Form 8-K dated March 16, 2010, May 28, 2010 and September 8, 2010, filed with the SEC on March 17, 2010, May 28, 2010 and September 8, 2010, respectively.

All documents and reports that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) from the date of this prospectus until the termination of the offering under this prospectus shall be deemed to be incorporated in this prospectus by reference. The information contained on our website (http://www.wfscorp.com) is not incorporated into this prospectus.

You may obtain a copy of these filings (excluding exhibits that are not specifically incorporated by reference) from the SEC as described under “Where You Can Find More Information” or, at no cost, by writing or telephoning World Fuel at the following address:

World Fuel Services Corporation

9800 Northwest 41st Street, Suite 400

Miami, Florida 33178

Telephone: (305) 428-8000

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus and the prospectus supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of the common stock in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and the prospectus supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to in this prospectus as the “Securities Act,” and Section 21E of the Exchange Act. These statements may be made directly in this prospectus referring to us and they may also be made a part of this prospectus by reference to other documents filed with the SEC and incorporated by reference.

The forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “could,” “would,” “will,” “will be,” “will continue,” “will likely result,” “plan,” or words or phrases of similar meaning.

Forward-looking statements are estimates and projections reflecting our best judgment and involve risks, uncertainties or other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. The Company’s actual results may differ materially from the future results, performance or achievements expressed or implied by the forward-looking statements. These statements are based on our management’s expectations, beliefs and assumptions concerning future events affecting us, which in turn are based on currently available information.

Examples of forward-looking statements in this prospectus include, but are not limited to, our expectations regarding our business strategy, business prospects, operating results, effectiveness of internal controls to manage risk, working capital, liquidity, capital expenditure requirements and future acquisitions. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the cost, terms and availability of fuel from suppliers, pricing levels, the timing and cost of capital expenditures, outcomes of pending litigation, competitive conditions, general economic conditions and synergies relating to acquisitions, joint ventures and alliances. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect.

Important factors that could cause actual results to differ materially from the results and events anticipated or implied by such forward-looking statements include, but are not limited to:

•	customer and counterparty creditworthiness and our ability to collect accounts receivable and settle derivative contracts;

•	changes in the market price of fuel;

•	changes in the political, economic or regulatory conditions generally and in the markets in which we operate;

•	our failure to effectively hedge certain financial risks and the use of derivatives;

•	non-performance by counterparties or customers to derivatives contracts;

•	changes in credit terms extended to us from our suppliers;

•	non-performance of suppliers on their sale commitments and customers on their purchase commitments;

•	non-performance of third-party service providers;

•	adverse conditions in the industries in which our customers operate, including a continuation of the global recession and its impact on the airline and shipping industries;

•	currency exchange fluctuations;

•	failure of the fuel we sell to meet specifications;

•	our ability to manage growth;

•	our ability to integrate acquired businesses;

•	material disruptions in the availability or supply of fuel;

•	uninsured losses;

•	the impact of natural disasters, such as hurricanes;

•	our failure to comply with restrictions and covenants in our senior revolving credit facility (“Credit Facility”);

•	the liquidity and solvency of banks within our Credit Facility;

•	increases in interest rates;

•	declines in the value and liquidity of cash equivalents and investments;

•	our ability to retain and attract senior management and other key employees;

•	changes in U.S. or foreign tax laws or changes in the mix of taxable income among different tax jurisdictions;

•	our ability to comply with U.S. and international laws and regulations including those related to anti-corruption, economic sanction programs and environmental matters;

•	increased levels of competition;

•	the outcome of litigation; and

•

other risks, including those described in “Item 1A—Risk Factors” in our most recent Annual Report on Form 10-K and in our most recent Quarterly Report on Form 10-Q, and those described from time to time in our other filings with the SEC.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all of those risks, nor can we assess the impact of all of those risks on our business or the extent to which any factor may cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements are based on assumptions management believes are reasonable. However, due to the uncertainties associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and, unless required by law, we expressly disclaim any obligation or undertaking to publicly update any of them in light of new information, future events or otherwise.

THE COMPANY

World Fuel Services Corporation

We are a leading global fuel logistics company, principally engaged in the marketing, sale and distribution of marine, aviation and land fuel products and related services on a worldwide basis. We compete by providing our customers value-added benefits, including single-supplier convenience, competitive pricing, the availability of trade credit, price risk management, logistical support, fuel quality control and fuel procurement outsourcing. We have three reportable operating business segments: marine, aviation and land. We primarily contract with third parties for the delivery and storage of fuel products and in some cases own storage and transportation assets for strategic purposes. In our marine segment, we offer fuel and related services to a broad base of marine customers, including international container and tanker fleets, commercial cruise lines and time-charter operators, as well as to the U.S. and foreign governments. In our aviation segment, we offer fuel and related services to major commercial airlines, second and third-tier airlines, cargo carriers, regional and low cost carriers, corporate fleets, fractional operators, private aircraft, military fleets and to the U.S. and foreign governments, and we also offer a private label charge card used to purchase aviation fuel and related services. In our land segment, we offer fuel and related services to petroleum distributors operating in the land transportation market, retail petroleum operators, and industrial, commercial and government customers.

We were incorporated in Florida in July 1984. Our principal executive offices are located at 9800 Northwest 41st Street, Suite 400, Miami, Florida 33178, and our telephone number at this address is (305) 428-8000.

RISK FACTORS

Investing in our common stock involves risk. You should carefully consider the specific risks discussed or incorporated by reference in the prospectus supplement, together with all the other information contained in the prospectus supplement or incorporated by reference in this prospectus. You should also consider the risks and uncertainties discussed under the caption “Risk Factors” included in our most recent Annual Report Form 10-K and our most recent Quarterly Report on Form 10-Q, which are incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the common stock offered by this prospectus for general corporate purposes, unless we specify otherwise in the prospectus supplement. General corporate purposes may include additions to working capital, capital expenditures, repayment of debt, the financing of possible acquisitions and investments or stock repurchases.

DESCRIPTION OF CAPITAL STOCK

The following description of the terms of our capital stock sets forth certain general terms and provisions of our common stock. This section also summarizes relevant provisions of the Florida statutes, which we refer to in this prospectus as “Florida law.” The terms of our Restated Articles of Incorporation and Amended and Restated By-Laws, as well as the terms of Florida law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, and 100,000 shares of preferred stock, $1.00 par value per share. As of September 10, 2010, we had 59,515,780 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting Rights. Each outstanding share of our common stock is entitled to one vote per share.

Dividends. All shares of common stock participate equally in dividends when and as declared by our board of directors from time-to-time out of funds properly available for the payment of dividends.

Liquidation Rights. In the event of the liquidation of our company, subject to the rights, if any, of the holders of any outstanding shares of our preferred stock, the holders of our common stock are entitled to share pro rata in the distribution of our remaining assets upon a liquidation, dissolution or winding up.

The holders of our common stock have no cumulative voting, preemptive, subscription, conversion, redemption or sinking fund rights.

Preferred Stock

Pursuant to our Restated Articles of Incorporation, our board of directors, without further action by our stockholders, is authorized to issue 100,000 shares of preferred stock in one or more classes or series. Our board of directors may fix the rights, preferences, privileges and voting powers of the shares of preferred stock, including dividend rights, conversion rights, redemption privileges, and preferences on liquidation or dissolution of each class or series of preferred stock. The shares of preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of shares of preferred stock also could have the effect, under certain circumstances, of delaying, deferring, or preventing a change of control of the Company.

Anti-Takeover Effects of our Restated Articles of Incorporation and Amended and Restated By-Laws

Our Amended and Restated By-Laws contain advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before the annual meeting of stockholders. As specified in our Amended and Restated By-Laws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to a notice of meeting, at the direction of the board of directors (or a committee thereof) or by any stockholder who is a stockholder of record at the time of giving the notice, who is entitled to vote at the meeting and who has complied with the advance notice procedures that are provided in our Amended and Restated By-Laws.

To be timely, a nomination of a director by a stockholder or notice for business to be brought before an annual meeting by a stockholder must be delivered to the Secretary of the Company not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of an annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, for notice by the stockholder to be timely, it must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting, or if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made.

Furthermore, as noted above, the issuance of shares of preferred stock could have the effect, under certain circumstances, of delaying, deferring, or preventing a change of control of the Company.

Anti-Takeover Provisions of Florida Law

We are subject to certain anti-takeover provisions that apply to public corporations under Florida law. Pursuant to Section 607.0901 of the Florida Business Corporation Act, which we refer to in this prospectus as the “Florida Act”, a publicly held Florida corporation may not engage in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” without the approval of the holders of two-thirds of the voting shares of such corporation (excluding shares held by the interested shareholder), unless:

•	the transaction is approved by a majority of disinterested directors before the shareholder becomes an interested shareholder;

•	the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years preceding the announcement date of any such business combination;

•

the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or

•	the consideration paid to the holders of the corporation’s voting stock is at least equal to certain fair price criteria.

An “interested shareholder” is defined as a person who together with affiliates and associates beneficially owns more than 10% of a corporation’s outstanding voting shares. We have not made an election in our Amended and Restated Articles of Incorporation to opt out of Section 607.0901.

In addition, we are subject to Section 607.0902 of the Florida Act which prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless (i) our board of directors approved such acquisition prior to its consummation or (ii) after such acquisition, in lieu of prior approval by our board of directors, the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of voting rights as to the shares acquired in the control share acquisition. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors.

These statutory provisions may prevent takeover attempts that might result in a premium over the market price for shares of our common stock.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

PLAN OF DISTRIBUTION

We may offer and sell our common stock in any one or more of the following ways:

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•	through agents on a best-efforts basis; or

•	otherwise through a combination of any of the above methods of sale.

Each time we sell common stock, we will provide a prospectus supplement that will name any underwriter, dealer or agent involved in the offer and sale of the common stock. The prospectus supplement will also set forth the terms of the offering, including:

•	the purchase price of the common stock and the proceeds we will receive from the sale of the common stock;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any public offering or purchase price and any discounts or commissions allowed or re-allowed or paid to dealers;

•	any commissions allowed or paid to agents;

•	any securities exchanges on which the common stock may be listed;

•	the method of distribution of the common stock; and

•	the terms of any agreement, arrangement or understanding entered into with the underwriters, brokers or dealers.

If underwriters or dealers are used in the sale, the common stock will be acquired by the underwriters or dealers for their own account. The common stock may be sold from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

Such sales may be effected:

•	in transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•	in transactions in the over-the-counter market;

•	through the writing of options; or

•	through other types of transactions.

The common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of underwriters or dealers to purchase the common stock offered will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the offered common stock if any are purchased. Any public offering price and any discount or concession allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

The common stock may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the common stock in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Offers to purchase the common stock offered by this prospectus may be solicited, and sales of the common stock may be made, by us directly to institutional investors or others, who may be deemed to be underwriters, within the meaning of the Securities Act, with respect to any resale of the common stock. The terms of any offer made in this manner will be included in the prospectus supplement relating to such offer.

If indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain institutional investors to purchase common stock from us pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which these contracts may be made include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions.

In all cases, these purchasers must be approved by us. Unless otherwise set forth in the prospectus supplement, the obligations of any purchaser under any of these contracts will not be subject to any conditions except that (a) the purchase of the common stock must not at the time of delivery be prohibited under the laws of any jurisdiction to which that purchaser is subject and (b) if the common stock is also being sold to underwriters, we must have sold to these underwriters the common stock not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

Some of the underwriters, dealers or agents used by us in any offering of common stock under this prospectus may be customers of, engage in transactions with and perform services for us in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled under agreements which may be entered into with us to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to be reimbursed by us for certain expenses.

The anticipated date of delivery of the common stock offered by this prospectus will be described in the prospectus supplement relating to the offering.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby by World Fuel will be passed upon by Shutts & Bowen LLP, Miami, Florida. In connection with particular offerings of common stock, certain legal matters with respect to such offerings will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Any underwriter, dealer or agent will be advised about other issues relating to any offering by its own legal counsel named in the prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

8,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

Credit Suisse

J.P. Morgan

HSBC

Wells Fargo Securities

RBS

TD Securities

BB&T Capital Markets

Stephens Inc.

September 15, 2010